UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 1-K

ANNUAL REPORT for the fiscal year ended December 31, 2022

PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

Coyuchi, Inc.

(Exact name of issuer as specified in its charter)

California	68-0263042
(State or other jurisdiction of organization)	(I.R.S. Employer Identification Number)

1400 Tennessee Street, Unit 1, San Francisco, California 94107

(Address of principal executive office)

(888) 418-8847

(Registrant’s telephone number, including area code)

Series C Preferred Stock

Common Stock issuable upon conversion of Series C Preferred Stock

(Title of each class of securities issued pursuant to Regulation A)

PART II - ANNUAL REPORT

EXPLANTORY NOTE

In this Annual Report on Form 1-K (this “Report”), the terms “Coyuchi”, “we,” “us,” “our” or “the Company” refer to Coyuchi, Inc. This Report contains forward-looking statements, as defined under federal securities laws. The statements should be read in conjunction with our financial statements and the related notes included elsewhere in this Report. Such statements encompass various aspects, including our business plan, strategy, and industry. These forward-looking statements are often conveyed through terms such as “may,” “will,” “anticipate,” “estimate,” “plan, “project,” “continue,” “ongoing,” “expect,” “believe,” “intend,” “predict,” “potential,” “opportunity,” and similar expressions. It is important to note that these statements are based on our current assumptions, expectations, and beliefs, and they are subject to substantial risks, uncertainties, estimates, assumptions, and changes in circumstances. Consequently, our actual results, performance, or achievements may differ materially from those expressed or implied in any forward-looking statement, including factors such as the profitability of our business. We want to emphasize that these statements reflect management’s current perspectives on future events and involve risks and uncertainties that could significantly impact the Company’s actual results. Given the potential disparities between the risks, estimates, assumptions, and uncertainties described above and the actual outcomes, investors are cautioned not to place undue reliance on these forward-looking statements. The statements are valid only as of the date of this Report, and except as required by law, we assume no obligation or intention to update forward-looking statements to reflect subsequent events or circumstances.

OUR BUSINESS

Who We Are

Coyuchi connects people to the raw power and beauty of nature, through premium organic home goods. Our principal business activity is the design, development, import and sale of coastal inspired organic bedding, sheets, towels, apparel and other home goods for the environmentally conscious home. Rooted in Point Reyes, California, we were founded in 1991 with the aim of creating organic cotton textiles free of pesticides and synthetic fertilizers used on conventional cotton farms. Our name “Coyuchi” is inspired by a Native American word that means “natural cotton.” For 30 years, we have explored organic farming and sustainable textiles. We want to continue to push the organic textile market forward, staying true to our origins along the way. We strive for the highest sustainability and social responsibility standards, through our circularity initiatives and recycled products and by supporting regenerative agriculture. Our aim is to be among the leading luxury home textile brands in the market.

Our Mission and Omnichannel Business Model

At Coyuchi, our mission is to enhance the beauty and comfort of every home while upholding the well-being of our planet. We are dedicated to ensuring that every product bearing the Coyuchi label adheres to the highest standards of production and processing, ensuring safety and ethical treatment at every step—from the farm to the factory to our customers’ homes. Our approach is guided by three key pillars: conscious luxury, positive impact, and the transformative power of nature. To fulfill this mission, we have implemented a digitally-driven, omnichannel strategy that places the customer at the forefront, unifying our e-commerce and limited store operations. Sales from our direct-to-consumer channel, which includes digital e-commerce platform (www.coyuchi.com) and our retail store located in Point Reyes, California represented 85.97% of our gross sales for the year ended December 31, 2022, followed by our wholesale channels and our other channels, which represented 13.07% and 0.96% of gross sales for the year ended December 31, 2022, respectively. Our three primary sales channels are described below:

●	E-Commerce Platform. Our mobile and desktop-friendly e-commerce platform seamlessly integrates commerce and content. Through this platform our customers access our full product assortment. In 2022, our e-commerce business contributed to over 80% of our gross sales, playing a pivotal role in expanding our customer base by over 140% since 2019. To ensure a desirable shopping experience, we diligently monitor and analyze site metrics and customer behavior data. Additionally, we conduct post-purchase surveys to gather feedback from our valued customers. Our consistent commitment to customer satisfaction is reflected in our net promoter score of 68 for both 2022 and 2021, signifying an excellent level of customer loyalty.

In 2022, we made strategic enhancements to our website, introducing new features aimed at streamlining the shopping process. These enhancements were designed to increase the conversion rate, improve customer experience and enhance the website infrastructure. These enhancements collectively contribute to an enhanced and seamless shopping experience for our valued customers.

●	Wholesale Online and Retail Partnerships. Wholesale online and retail channels help introduce our brand to new customers and test new markets and, through physical retailer partnerships, allow our customers to touch and feel our fabrics. Our wholesale business includes more than 200 independent luxury department store chains, clothing, home and décor retailers and online stores that carry our products and over 500 trade accounts with steady business. Our products are available through large online retailers including our top selling wholesale online customers Nordstrom, Anthropologie and Wayfair. Our wholesale retail partnerships include smaller physical retailers such as Resthouse Sleep Solutions, The Mattress Experts, and BOSCO’s Mercantile. No single wholesale customer accounted for more than 10% of our company’s net sales during 2022 or 2021.

●	Retail Store Presence. In addition to our e-commerce and wholesale channels, we currently operate a retail store in Point Reyes, California. Our current store is 3,700 selling square feet. We believe that our store is an ideal representation of the brand’s aesthetics and beautifully showcases our products, climate impact and circular initiative, all under one roof, providing the customer with an immersive experience. We believe this store format is adaptable to other locations. With average customer transaction value of $396 for the year ended December 31, 2022, our Point Reyes store generated $1.5 million in gross sales and was profitable. Coyuchi teamed up with LEAP, Inc. in November 2022 to launch a trial-run store in Palo Alto, California, aiming to experiment with an innovative retail concept. By partnering with LEAP, Coyuchi could make use of their established retail infrastructure, accelerating the store’s opening while minimizing the capital investment needed.

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Our Organic Textile Products

Our product assortment consists of consciously designed bedding, bath, apparel and lifestyle products spread across about 1,400 stock keeping units, or SKUs. 100% of our products are made of natural fibers and avoid petroleum-based fibers like polyester and are eligible for our 2nd Home Take Back® and 2nd Home Renewed® programs. 99% of our assortment is made of organic cotton certified under the Global Organic Textile Standard (“GOTS”). GOTS is the world’s leading textile processing standard for organic fibers and ensures the organic status of textiles after harvesting of the raw materials through environmentally and socially responsible manufacturing all the way to labeling. We have established in-house design and product development capabilities, including an experienced design and product development team. Our products have been recognized by independent industry organizations and the media, and have also been featured in numerous home and design magazines such as Good Housekeeping, Architectural Digest, GQ, House Beautiful, Condé Nast Traveler, Dwell and Country Living. For a list of recent noteworthy awards and recognition we have received, see “Our Business – Recent Awards and Recognition.” Our focused product assortment consists of four core categories:

●	Bedding. We provide a full suite of sustainable, innovative and high-quality bedding products, including sheets, duvet covers, blankets, throws, quilts, pillow cases and shams. As of December 31, 2022, our bedding category offered 1188 SKUs priced from $15 to $698. For the year ended December 31, 2022, our bedding products accounted for approximately $22.6 million, or 70%, of net sales.

●	Bath. We offer a luxurious line of bath essentials, including towels, bath rugs and mats, shower curtains, hair and bath wraps, and eye masks, in numerous patterns and style collections. As of December 31, 2022, our bath category offered 233 SKUs priced from $4 to $268. For the year ended December 31, 2022, our bath products accounted for approximately $5.8 million, or 18%, of net sales

●	Apparel. We provide premium apparel products for men and women, including robes, room shoes, rompers, joggers, chemises, sweaters, cardigans, scarves, pants, nightgowns, pajamas, socks, tanks and t-shirts. As of December 31, 2022, our apparel category offered 351 SKUs priced from $13 to $198. For the year ended December 31, 2022, our apparel products accounted for approximately $2.6 million, or 8%, of net sales.

●	Lifestyle. As of December 31, 2022, our lifestyle category offered 144 SKUs, from organic napkins to crossbody totes, priced from $15 to $168. For the year ended December 31, 2022, our lifestyle products accounted for approximately $1.3 million in gross annual sales, or 4%, of net sales.

Differentiation

Our designs are inspired by the natural beauty of our Northern California coast, providing our customers with an inviting and naturally healthy home. We modernize the craft of textiles with heirloom quality home goods using only natural fibers and organic and regenerative production practices. We have an in-house design team, we develop exclusive designs and have decades long relationships with our vendors ensuring the highest quality products.

Competition

In the home goods market, Coyuchi, Inc. may encounter competition from various companies that offer similar products or target a similar customer base. Direct competitors that participate in the organic and sustainable home goods segment include Boll & Branch, Brooklinen, and Parachute.

Legal Proceedings

From time to time, we may be a party to legal proceedings or subject to claims arising in the ordinary course of business. Currently, we are not a party to any material pending or threatened legal proceedings.

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations for the year ended December 31, 2022, as compared to the year ended December 31, 2021, should be read in conjunction with our financial statements and the related notes included elsewhere in this Report.

Market Information

The U.S. home textile market has increased and according to the Home Textiles Today Business Annual 2021, the overall addressable U.S. market for home textiles is estimated at $37.2 billion, of which $20.7 billion is estimated as the serviceable addressable market for Coyuchi based on the product categories we sell. The global organic bedding market is $814 million in 2020 and expected to grow to $1.1 billion by 2027. Based on the results of the 2020 Cotton Incorporated Home Textiles Survey, 76% of U.S. home textiles are purchased in physical stores and 70% of the bedding purchases are made by consumers directly in mass merchant and department stores.

Historical Key Performance Indicators

According to the Company’s key performance indicator (KPI) reports, the Company has a strong customer base and brand loyalty. Our customer base has been increasing, from 10,000 customers in 2015 to 156,000, 211,000 and 255,000 customers in 2020, 2021, and 2022 respectively. Customers are defined as unique customers based on their unique email address from our ERP system. In addition, 41% of customers make repeat orders within the 24 months after their initial purchase. Our customer demographic data shows that our customer base is primarily composed of working professionals and/or environmentally and ethically conscious consumer. The Company’s social media has a combined network of 250,000 followers. A follower is defined as an active subscriber to our email newsletter and number of followers on each social media platform.

As to financial performance, annual gross revenues were approximately $10 million, $15 million, $18 million, $22 million, $30 million, $37 million, and $40 million for the years ended December 31, 2016, 2017, 2018, 2019, 2020, 2021, and 2022, respectively, representing a compound annual growth rate for the period 2016 through 2022 of 21.9%.

Plan of Operations

Our operational strategy aims to leverage the prevailing market trends and insights to enhance the Company’s key performance indicators (KPIs). The focus will be on optimizing metrics across various marketing channels, with particular emphasis on paid media, organic marketing, and affiliate marketing. To resonate with our target audience effectively, we will prioritize the creation of high-quality content, such as informative blog posts, articles, and visually engaging infographics.

The Company plans to optimize its retail locations to drive profitability, brand loyalty, and community. Learnings from retail operations will inform any future plans to expand the retail footprint by opening additional stores.

In addition, the Company also plans to expand its B2B partners with wholesalers, online marketplaces, and other collaborators in order to increase specialty store and department store presence.

The Company also plans to leverage on the existing and growing customer base for further community development and driving brand awareness and new customer acquisitions profitably.

The Company plans to drive greater profitability with a new warehousing and logistics partner and shifting fulfillment operations from Nevada to Kentucky. This change is intended to reduce costs as well as service both e-commerce and B2B customers in a more timely and responsive manner.

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Results of Operations

Year Ended December 31, 2022 Compared to Year Ended December 31, 2021

Sales

	For the Year Ended		Change
	December 31, 2022	December, 2021	Amount	Percentage
Net Sales	$32,334,977	$33,333,883	$(998,906)	(3)%

We achieved a 6% growth rate in gross sales in 2022 over 2021, reporting $39.9 million and $37.6 million, respectively.

Net sales for the year ended December 31, 2022 amounted to $32,334,977, as compared to $33,333,883 for the year ended December 31, 2021. The 3% decline in sales, which amounts to $998,906, is primarily due to decline in sales volume caused by post-pandemic consumer behavior’s shift away from home purchasing, which is observable within the industry. This decline in sales volume is primarily a consequence of reduced purchasing power caused by higher interest rates. To counteract the slower sales momentum in 2022, the Company leveraged heavier discounting of products to entice customers to make purchases. While this strategy led to higher gross sales, the heavier discounting in 2022 resulted in an overall decline in net sales. Considering the ongoing decline in real estate sales and construction industry, there is an anticipated future increase in demand for home textiles as consumers would divert purchases to furniture and home accessories rather than purchasing new homes.

In addition, there are other external factors which had an effect on the performance of the Company. One factor is the increase in pricing of digital advertising costs of Apple and Facebook, thus reducing customer conversion for the year ended December 31, 2022 (described in more detail below under Operating Expenses). Another is the disruption in the supply chain caused by the pandemic, thus resulting in delayed shipments and high inventory levels for core products. In anticipation of supply chain delays the Company invested heavily in product to ensure sufficient stock levels throughout 2022 and 2023. Although there is a decline in the Company’s overall sales, average order value improved year over year, with average order values in the comparative years increasing to $302 in 2022 as compared $275 in 2021, and are considered as first-order profitable. The Company also invested in its technology and people in order to improve its operational efficiency.

Below is a summary of the disaggregation of Net Sales per category of sales channel:

	For the Year Ended		Change
	December 31, 2022	December 31, 2021	Amount	Percentage
Direct-to-Customer	$34,362,489	$32,261,669	$2,100,820	7%
Wholesale	5,222,566	4,966,256	256,310	5%
Others	383,525	368,436	15,089	4%
Adjustments, Discounts	(7,633,603)	(4,262,478)	(3,371,125)	79%
Net Sales	$32,334,977	$33,333,883	$(998,906)	(3)%

Cost of Sales

	For the Year Ended		Change
	December 31, 2022	December 31, 2021	Amount	Percentage
Cost of Sales	$14,101,838	$14,589,659	$(487,821)	(3)%
Gross Profit	$18,233,139	$18,744,224	$(511,085)	(3)%

Total cost of sales decreased by $487,821, or approximately 3%, from the year ended December 31, 2021 to the year ended December 31, 2022. Gross profit also decreased by $511,085, or approximately 3%. This was primarily due to the increase in freight in charges due to supply chain effects of the COVID-19 pandemic which were yet to reverse in early 2022.

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Operating Expenses

	For the Year Ended		Change
	December 31, 2022	December 31, 2021	Amount	Percentage
Professional and Consulting Fees	$3,614,123	$2,387,965	$1,226,158	51%
Selling Expense	1,034,577	1,004,624	29,953	3%
Marketing and Advertising	7,503,213	8,418,001	(914,788)	(11)%
General and Administrative	6,071,223	5,754,884	316,339	5%
Depreciation and Amortization	330,402	129,440	200,962	155%
Operating Expenses	$18,553,538	$17,694,914	$858,624	5%

Total operating expenses increased by $858,624, or approximately 5%, from the year ended December 31, 2021 to the year ended December 31, 2022. This was primarily due to the effects of the following:

●	Increase in professional and consulting fees of $1,226,158, or approximately 51%, from the year ended December 31, 2021 to the year ended December 31, 2022. $475,282 or 39% of the increase is related to Regulation A+ offering costs for PCAOB audit of the financial statements. The remaining increase is primarily attributed to professional and IT costs related to the Enterprise Resource Planning system implementation that was launched on October 1, 2022, which resulted in higher technology and system costs & maintenance.

●	Increase in general and administrative expense of $316,339, or approximately 5%, from the year ended December 31, 2021 to the year ended December 31, 2022 is due to higher staffing and office costs. Additional staff were employed in operations, inventory management, and marketing functions to address areas of opportunity in the business.

●	Decrease in marketing and advertising expense of $914,788, or approximately -11%, from the year ended December 31, 2021 to year ended December 31, 2022 can be attributed to a strategic shift and the redistribution of spending across various marketing channels. This change in approach resulted in a reduction in paid media expenditure, as the effectiveness of such channels improved. Greater emphasis was placed on customer retention and engagement strategies through owned channels. In response to business trends, the marketing spend for 2023 is being decreased as a percentage of net revenue. This reduction is a result of ongoing optimization of the marketing strategy and a heightened emphasis on employing customer retention tactics. The projected expense reduction for marketing spend in 2023 is expected to exceed $1 million dollars compared to the expenditure in 2022.

In 2022, $631,612 was spent of professional fees related to Regulation A+ offering that could not be offset against the proceeds received. $475,282 of this amount represents the total year over year change.

Other Income (Expense)

	For the Year Ended		Change
	December 31, 2022	December 31, 2021	Amount	Percentage
Other	$726,280	$(78,833)	$805,113	1,021%
Interest Expense	(323,705)	(90,725)	(232,980)	257%
Interest Expense – Related Party	(338,114)	(225,000)	(113,114)	50%
PPP Loan Forgiveness	-	579,200	(579,200)	(100)%
Other Income (Expense)	$64,461	$184,642	$(120,181)	(65)%

Other income (expenses) decreased by $120,181, or approximately 65%, from the year ended December 31, 2021 to the year ended December 31, 2022. This was primarily due to the effects of the following:

●	The decline was primarily due to the PPP loan forgiveness in the year ended December 31, 2021, which was a one-off transaction.

●	The year ended December 31, 2022 other income amounting to $726,280 primarily pertains to a change in estimate of sales tax liability.

●	Increase in interest expense of 257% or approximately $232,980, which is due to an increase in lines of credit used by the Company in the year ended December 31, 2022 from the year ended December 31, 2021 to fund the inventory purchases essential to manage challenges presented by disruption to the supply chain.

●	Increase in interest expense - related party of approximately 50% from the year ended December 31, 2021 to December 31, 2022 is due to an increase in the First Republic Bank line of credit of $1,000,000, thereby increasing the balance of the credit line to $4,750,000. Later in 2022 when the credit line was replaced with a promissory note, the variable interest rate on the promissory note increased.

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Income Tax Benefit

	For the Year Ended		Change
	December 31, 2022	December 31, 2021	Amount	Percentage
Income tax benefit	$(107,824)	$138,280	$(246,104)	(178)%

The income tax benefit (provision) is based on the estimated income taxes for the year ended December 31, 2022 and 2021, respectively.

Operating Segments

Although the Company disaggregates their sales as Direct-to-consumers, Wholesale, and Others, the Company only considers that it has only one operating segment, which is the sale of beddings and other similar products to customers in the United States.

Liquidity and Capital Resources

The Company’s primary sources of liquidity are our current balances of cash and cash equivalents and borrowings available under the lines of credit. Our primary cash needs are (i) meeting debt service requirements, (ii) capital expenditures in connection with making information technology enhancements, and improving our existing stores, and (iii) funding working capital requirements. The most significant components of our working capital are cash and cash equivalents, inventories, accounts payable and other current liabilities. For the year period ending December 31, 2022, the Company moved up its inventory deliveries in line with the disruption of the supply chain and also in preparation for the holiday season in the latter half of 2022.

For the years ended December 31, 2022 and 2021, the Company has no material cash requirements nor any restriction. Also, there are no existing commitments in relation to capital expenditures during the said period and debt covenants.

The Company has reported cash and cash equivalents of $2,959,119 and $3,182,926 as of the years ended December 31, 2022 and 2021, respectively.

	For the Year Ended		Change
	December 31, 2022	December 31, 2021	Amount	Percentage
Cash flows provided by (used in):
Operating activities	$(3,925,337)	$(1,525,066)	$(2,400,271)	157%
Investing activities	(716,089)	(384,432)	(331,657)	86%
Financing activities	4,417,619	(3,981)	4,421,600	(1,111)%
Increase (decrease) in cash and cash equivalents	$(223,807)	$(1,913,479)	$(1,689,672)	(88)%

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Operating Activities

Our cash flows from operating activities varies depending on the results of operations and changes in operating assets and liabilities.

For the year ended December 31, 2022, net cash used in operating activities amounted to $3,925,337, which was the net effect of the following: (I) a net loss of $363,762, (ii) increase in receivables of $28,513, (iii) increase in inventories of $4,274,356, (iii) decrease in prepaid and other current assets of $556,251 (iv) increase in accounts payable of $1,059,316, (v) decrease in accrued liabilities of $826,376, (vi) net increase in other assets and liabilities of $52,829, and (viii) net non-cash adjustment of $100,725, including change in estimate of sales tax liability of $599,407 depreciation and amortization of $330,402, stock-based compensation $58,231, allowance for bad debts of $12,000, change of deferred tax estimate of $98,049 and income tax expense of $107, 824.

For the year ended December 31, 2021, net cash used in operating activities amounted to $1,525,066, which was the net effect of the following: (i) a net income of $1,372,232, (ii) increase in accounts receivable of $518,557, (iii) increase in inventories of $4,936,272, (iv) increase in prepaid and other current assets of $1,081,894, (v) increase in accounts payable of $2,962,039, (vi) increase in accrued liabilities of $1,111,231, (vii) net increase in other assets and liabilities of $174,471, and (viii) non-cash adjustments, including gain on forgiveness of PPP Loan of $579,200, depreciation and amortization of $129,440, stock-based compensation of $93,386, and allowance for bad debts of $97,000.

In 2023, the Company plans to reduce its inventory through sales events in both its physical stores and on its online website, and collaborating with off-price third-party resellers, bringing inventory levels closer to the levels observed in 2021.

Investing Activities

For the years ended December 31, 2022 and 2021, our investing activities pertained to acquisitions of equipment and software to improve the operational efficiency of our company, which amounted to cash payments in the aggregate of $716,089 and $384,432, respectively.

Financing Activities

Financing activities pertained to the net proceeds from our existing lines of credit, which amounted to $3,947,924.

In January 2014, we entered into an agreement with First Republic Bank pursuant to which First Republic Bank agreed to provide us with a line of credit up to the amount of $3,750,000, which principal and interest amounts were due in full by January 15, 2022. On January 13, 2022, we extended our line of credit with First Republic Bank. The amount of the line of credit increased by $1,000,000, thereby increasing the amount of the line of credit to $4,750,000 and also extended the term through January 2023. The interest rate on the line of credit is 6% per annum. Monthly interest payments on the line of credit are due on the 15th day of each month. The line of credit is secured by a pledge of all cash and accounts receivable and is guaranteed by a director of our company. The interest incurred for the years ended December 31, 2022 and 2021 amounts to $65,215 and $225,000, respectively.

In September 2021, we entered into an agreement with Flexport pursuant to which Flexport agreed to provide us with a line of credit up to an amount of $2,000,000. The interest rate on the line of credit is 2.5% of all outstanding eligible amounts per 90 days and a 0.15% monitoring fee earned, due and payable on the first day of each three-month period. The line of credit has no stated maturity and is renewed every 90 days upon consent of our company and Flexport. Under the terms of the agreement, in the event of non-payment, Flexport and its affiliates have the right to obtain constructive possession, including withholding delivery of any or all in-transit inventory. As of the years ended December 31, 2022 and 2021, nil and $652,716 had been borrowed under this agreement.

On July 29, 2022, the revolving credit with Flexport was extinguished. Consequently, the Company entered into a revolving credit agreement with Merchant Financial Group at an aggregate amount of $5,500,000. The amounts due in relation to the revolving credit shall bear interest equal to the greater between (i) 6.5% and (ii) Prime Rate plus 3%. The “Prime Rate” means the prime commercial interest rate as published in the Money Rates column of The Wall Street Journal (Eastern Edition); provided if the Money Rates column of The Wall Street Journal ceases to be published or otherwise does not designate a “prime rate” for any reason, Lender may use a similar published prime rate. Interest shall accrue on a daily basis and shall be payable monthly in arrears on the first day of each month.

In August 2022, the Company entered into a revolving credit agreement with its related party. The Company may obtain promissory notes, at any one time, not exceeding $4,750,000 from its related party. The note shall bear interest at a rate of 7.75% + 12MAT Index, rounded to the nearest 1/8%, per annum. The 12MAT Index shall pertain to the twelve recently published monthly yields from United States Treasury securities adjusted to a constant maturity of one year as published by the Board of Governors of the Federal Reserve System in the Statistical Release H.15. As of the date of submission of this Report, the $4,750,000 note was fully drawn. The note, together with the accrued interest, shall be due and payable on December 31, 2024.

In addition to the lines of credit, stock related financing activities pertained to the net proceeds from exercise of options amounting to $31,292 and also the proceeds from issuance of shares of Series C Preferred Stock in the Regulation A+ offering amounting to $438,403, which is net of issuance costs of $574,688.

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MANAGEMENT

Set forth below is information regarding our executive officers, directors and key employees as of December 31, 2022.

Name	Age	Position
Eileen Mockus	54	President, Chief Executive Officer and Director
Sejal Solanki	44	Chief Marketing Officer
Marcus Chung	46	Chief Operating Officer
Gabriela Bermudez	38	Controller
Whitney Thornburg	47	Design Director
Margot Lyons	40	Director of Sustainability + Sourcing
Brenna Freisleben	36	Director of Merchandising
Ranjeet Bhatia	52	Director
Silvia Mazzucchelli	51	Director
Jessica E. Smith	47	Director
Amber Tarshis	47	Director

The principal occupations for the past five years of each of our executive officers, directors, and key employees are as follows:

Executive Officers and Directors

Eileen Mockus, a member of our Board of Directors and our President and Chief Executive Officer, joined our company in August 2013. As veteran of the industry, Ms. Mockus got her start in textile development with previous positions at retailers Pottery Barn Teen (2000 to 2010), Patagonia (1989 to 1991), and The North Face (1993 to 1996), but was driven to move in a more sustainably-focused direction by her own commitment to the planet. Ms. Mockus demonstrates industry leadership beyond Coyuchi by representing our brand on the Fiber Council for the Organic Trade Organization and as a member of the Board for Accelerating Circularity, a collaborative industry project formed to establish systems for reducing textile waste. She is also the board chair of the Chetna Coalition, an ethical textile and fashion value chain community that works to organize and align the demand of buyers and manufacturers to support the growth and development of Chetna’s organic farming community. Ms. Mockus earned a B.S. degree in textiles and clothing from the University of California, Davis, and an MSBA from San Francisco State University.

Ms. Mockus’ more than 25 years of experience in retail, day-to-day operational leadership of our company and in-depth knowledge of our company’s products make her well qualified as a member of our board.

Sejal Solanki, our Chief Marketing Officer, joined our company in May 2018 initially as our Vice President of E-commerce. She previously worked at Charlotte Russe from 2012 to May 2018. Ms. Solanki oversees our e-commerce and marketing operations, with an emphasis on digital marketing, site experience, brand marketing and e-commerce strategy.

Marcus Chung, our Chief Operating Officer, joined our company in May 2022 overseeing supply chain, sourcing strategy, sustainability and IT. He previously worked at Third Love from 2019 to 2022, Stitch Fix from 2016 to 2019 and The Children’s Place from 2012 to 2016. Mr. Chung served as a Trustee for Wesleyan University and served two terms on the board of directors for Net Impact, a non-profit organization whose mission is to mobilize a new generation to use their careers to drive transformational change in their workplaces and the world. Mr. Chung holds a B.A. from Wesleyan University and an MBA from UC Berkeley’s Haas School of Business.

Gabriela Bermudez, our Controller, joined our company in 2023. She received her CPA license while working as an auditor for PricewaterhouseCoopers. She brings over 18 years of experience working with both large corporations and innovative startups across a range of industries including education, e-commerce, agriculture, finance and professional services. She previously worked at Stifel Financial, Kaplan Inc. and Touch of Modern. At Coyuchi, Ms. Bermudez has created financial models to continuously improve business performance, maximize operational efficiency and support company growth.

Ranjeet Bhatia, a member of our Board of Directors, has been a member of our Board of Directors since 2009. He is the co-founder and managing director of Saffron Hill Ventures 2 Limited Partnership, a London-based venture capital firm with a focus on cleantech and other cutting-edge sectors, since May 2000. He also serves on the Board of Directors of Agilyx, a pioneer in advanced recycling of post-use plastics. Mr. Bhatia earned a B.A. degree in environmental science from Occidental College, an MBA from UCLA’s Anderson School of Business and an M.A. degree in International Relations and Economics from Johns Hopkins University’s School of Advanced International Studies.

Mr. Bhatia brings extensive knowledge of the cleantech sector and the broad range of “green” companies in the industry, as well as a deep background in early-stage and growth companies, emerging markets, mergers and acquisitions, and capital market activities, making him well qualified as a member of our board.

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Silvia Mazzucchelli, the Chairwoman of our Board of Directors, joined our Board in April 2022. Ms. Mazzucchelli is currently a senior advisor to the Boston Consulting Group, Inc., and serves as director of Carbon38, a venture capital-backed company in the fashion activewear space. She previously served as Chairwoman of the board of directors of Sequential Brands Group, Inc., (NASDAQ: SQBG), a brand management company with a portfolio of lifestyle brands, director of PAS Group Ltd., a leading Australian company with a portfolio of fashion brands, and two KKR portfolio companies. Ms. Mazzucchelli’s contributions in strategy development, consumer brands, and digital transformations leverage 25+ years track-record as a consumer and retail business leader and advisor. Most recently, Ms. Mazzucchelli served as interim CEO of the Collected Group, owner of luxury brands Joie, Equipment and Current Elliott during 2021, Chief Executive Officer for ModCloth, a Walmart e-commerce portfolio company, from 2019 to 2020, and Chief Merchandising and Marketing Officer at American Apparel from 2016 to 2019. Prior to that, Ms. Mazzucchelli held a variety of senior executive roles at Gildan Activewear, Toms Shoes, Guess? Inc. and began her career at the Boston Consulting Group. Ms. Mazzucchelli graduated with an MBA from the Anderson School of Management, UCLA and holds a BSBA degree from Bocconi University in Italy and an International Business Diploma from Stockholm School of Economics.

Ms. Mazzucchelli brings extensive brand and business management expertise to our company and a deep background in the fashion and retail industry. She also brings working experience in corporate controls and governance as a director of other public companies.

Jessica E. Smith, a member of our Board of Directors, has been a member of our Board of Directors since October 2013. Ms. Smith is an advocate for organic and sustainably-grown home products for their value, beauty and responsibility to the environment and the artisans who created them. Ms. Smith is a graduate of Swarthmore College, studied painting at the Minneapolis College of Art and Design, the Chautauqua Institution, The Art Students League and The New York Studio School, where she later served as Program Director. Ms. Smith co-founded Artemis IV LLC, The Fund for Sustainable Agriculture and the Jessica E. Smith and Kevin R. Brine Charitable Fund. Ms. Smith currently serves on the board of the Brooklyn Academy of Music (BAM).

Ms. Smith is well qualified to serve as a director of our company due to her decades of experience in working with environmentally friendly organizations and the arts.

Amber Tarshis, a member of our Board of Directors, has been a member of our Board of Directors since April 2022. Ms. Tarshis is an accomplished retail and entertainment marketing executive and the Chief Marketing Officer at Jellysmack, a global creator company. She joined Jellysmack in November 2020 to oversee brand strategy, public relations, experiential marketing, media planning, product & content marketing, and corporate social media. Prior to Jellysmack, Ms. Tarshis led marketing at movie ticketing tech startup Atom Tickets where she drove brand awareness and customer acquisition through digital marketing campaigns and strategic partnerships with all the major film studios and leading brands like Amazon, T-Mobile, and JP Morgan Chase. Earlier in her career, she worked on the launch of the Discovery Communications and Hasbro TV Network. She also led brand initiatives at Warner Bros. working globally on film franchises including Harry Potter. In addition to the entertainment industry, Ms. Tarshis has also brought her expertise from direct-to-consumer retail where she was previously SVP of Marketing for global fashion brands Victoria’s Secret, head of Marketing for Puma North America, CMO at Guess? Inc. and Pacific Sunwear. Ms. Tarshis holds a B.A. degree from the University of Pennsylvania and is a member of the Television Academy of Arts & Sciences.

Ms. Tarshis is well qualified to serve as a director of our company due to her extensive management experience leading the marketing operations of numerous major brands.

Key Employees

Whitney Thornburg, our Director of Design, joined our company in 2019. She previously held a teaching position at California College of the Arts in Fashion Design from 2011-2019 and led design for Isda & Co, a San Francisco clothing label known for beautiful textiles and timeless designs, from 2001-2010 and 2013-2014. During her time at California College of the Arts, Ms. Thornburg developed and taught fashion design curriculum in sustainable practices and creating circular systems to examine the life-cycle of product. Ms. Thornburg studied Fashion Design at Iowa State University.

Margot Lyons, our Director of Sustainability, joined our company in 2014, where she works with our strategic partners to ensure all our company’s product sustainability standards are met. Her work has directly contributed to our company’s goal of reaching full circularity, which we achieved in 2021 with the release of the full circle recycled cotton blanket and throw. Ms. Lyons received a Master of Science degree in textiles and clothing from the University of California, Davis, where she co-founded Aggie Reuse Store, an on-campus resource for creative reuse and upcycling.

Brenna Freisleben joined our company in January 2023 as our Director of Merchandising. She brings 15 years of merchandising expertise in the Home space from high-growth startups to mass retail. She began her career as an early employee of startup One Kings Lane and most recently was the Director of Merchandising at Walmart overseeing Floor Coverings & Decorative Pillows across brick & mortar and e-commerce. She is passionate about customers, product & design. Ms. Freisleben is an alumna of Franklin & Marshall College with a B.A. in Art History & Political Science.

9

Board of Directors and Corporate Governance

Our board of directors is currently comprised of five directors. All directors will hold office until the next annual meeting of our stockholders following their election, and until their successors have been elected and qualified. Executive officers serve at the discretion of our board of directors. There are no family relationships among any of our executive officers, key employees or directors.

When considering whether directors have the experience, qualifications, attributes and skills to enable the board of directors to satisfy its oversight responsibilities effectively in light of our business and structure, the board of directors focuses primarily on the information discussed in each of the directors’ individual biographies as set forth above.

The board of directors periodically reviews relationships that directors have with our company to determine whether the directors are independent. Directors are considered “independent” as long as (i) they do not accept any consulting, advisory or other compensatory fee (other than director fees) from us, (ii) are not an affiliated person of our company (e.g., an officer or a greater than 10% stockholder) and (iii) are independent within the meaning of applicable United States laws, regulations and The Nasdaq Capital Market listing rules. In this latter regard, the board of directors uses the Nasdaq Marketplace Rules (specifically, Section 5605(a)(2) of such rules) as a benchmark for determining which, if any, of our directors are independent, solely in order to comply with applicable SEC disclosure rules.

The board of directors has determined that Silvia Mazzucchelli, Jessica E. Smith and Amber Tarshis are independent within the meaning of the Nasdaq Marketplace Rule cited above. In the case of Ms. Mockus and Mr. Bhatia, their position as an executive officer of our company and the beneficial owner of more than 10% of our outstanding common stock, respectively, preclude them from being considered independent within the meaning of The Nasdaq Capital Market listing rules.

Pursuant to the terms of an Amended and Restated Voting Agreement among our company and certain of our security holders, we expect to have six directors. Pursuant to the terms of our Articles of Incorporation, holders of our common stock and Series A1, Series B, Series B1 and Series C Preferred Stock, voting together as one class, are entitled to elect four individuals designated by a majority of them to be members of our board of directors and holders of our Series A Preferred Stock are entitled to elect two members designated by them to be members of our board of directors. Pursuant to the terms of the Amended and Restated Voting Agreement, certain of our security holders have agreed to vote for the board designees as indicated in the Articles of Incorporation, including one designee to be our CEO and two designees to be independent from the Company and the investors.

Board Committees

Our board of directors intends to establish an audit committee, compensation committee, and nomination and corporate governance committee if and when it determines to list its shares of common stock for trading on a public market. The audit committee, compensation committee, and nomination and corporate governance committee would each comply with the listing requirements of the Nasdaq Marketplace Rules. At least one member of the audit committee would be an “audit committee financial expert,” as that term is defined in Item 407(d)(5)(ii) of Regulation S-K, and each member would be “independent” as that term is defined in Rule 5605(a) of the Nasdaq Marketplace Rules.

Code of Ethics

We have adopted a written code of ethics that applies to all of our directors, officers and employees in accordance with the rules of The Nasdaq Capital Market and the SEC. Following the closing of this offering, we will post a copy of our code of ethics, and intend to post amendments to this code, or any waivers of its requirements, on our company website.

Conflicts of Interest

We comply with applicable state law with respect to transactions (including business opportunities) involving potential conflicts. Applicable state corporate law requires that all transactions involving our company and any director or executive officer (or other entities with which they are affiliated) are subject to full disclosure and approval of the majority of the disinterested independent members of our board of directors, approval of the majority of our stockholders or the determination that the contract or transaction is intrinsically fair to us. More particularly, our policy is to have any related party transactions (i.e., transactions involving a director, an officer or an affiliate of our company) be approved solely by a majority of the disinterested independent directors serving on the board of directors. Upon the closing of this offering, we will have four independent directors serving on our board of directors.

10

Indemnification of Directors and Executive Officers

The California Corporations Code (the “California Code”) provides for, under certain circumstances, the indemnification of our officers, directors, employees and agents against liabilities that they may incur in such capacities. Below is a summary of the circumstances in which such indemnification is provided.

Section 317 of the California Code, authorizes a corporation to indemnify, subject to certain exceptions, any person who was or is a party or is threatened to be made a party to any proceeding (other than an action by or in the right of the corporation to procure a judgment in its favor) by reason of the fact that such person is or was an agent of the corporation, as the term “agent” is defined in section 317(a) of the California Code, against expenses, judgments, fines, settlements and other amounts actually and reasonably incurred in connection with such proceeding if such person acted in good faith and in a manner such person reasonably believed to be in the best interests of the corporation and, in the case of a criminal proceeding, had no reasonable cause to believe the conduct of such person was unlawful. A corporation is further authorized to indemnify, subject to certain exceptions, any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person is or was an agent of the corporation, against expenses actually and reasonably incurred by that person in connection with the defense or settlement of the action if the person acted in good faith, in a manner the person believed to be in the best interests of the corporation and its shareholders.

Section 204 of the California Code provides that a corporation’s articles of incorporation may not limit the liability of directors (i) for acts or omissions that involve intentional misconduct or a knowing and culpable violation of law, (ii) for acts or omissions that a director believes to be contrary to the best interests of the corporation or its shareholders or that involve the absence of good faith on the part of the director, (iii) for any transaction from which a director derived an improper personal benefit, (iv) for acts or omissions that show a reckless disregard for the director’s duty to the corporation or its shareholders in circumstances in which the director was aware, or should have been aware, in the ordinary course of performing a director’s duties, of a risk of a serious injury to the corporation or its shareholders, (v) for acts or omissions that constitute an unexcused pattern of inattention that amounts to an abdication of the director’s duty to the corporation or its shareholders, (vi) under Section 310 of the California Code (concerning transactions between corporations and directors or corporations having interrelated directors) or (vii) under Section 316 of the California Code (concerning directors’ liability for distributions, loans, and guarantees). Section 204 further provides that a corporation’s articles of incorporation may not limit the liability of directors for any act or omission occurring prior to the date when the provision became effective or any act or omission as an officer, notwithstanding that the officer is also a director or that his or her actions, if negligent or improper, have been ratified by the directors. Further, Section 317 has no effect on claims arising under federal or state securities laws and does not affect the availability of injunctions and other equitable remedies available to a corporation’s shareholders for any violation of a director’s fiduciary duty to the corporation or its shareholders.

Our Articles of Incorporation provide for the elimination of liability for directors to the fullest extent permissible under California law and authorize us to provide indemnification to directors, officers, employees or other agents through bylaw provisions, agreements with agents, stockholder resolutions or otherwise, in excess of the indemnification otherwise permitted by Section 317 of the California Code, subject to the limits on such excess indemnification set forth in Section 204 of the California Code. Our Articles of Incorporation also provide that any repeal or modification of the indemnification provisions of the Articles of Incorporation by our shareholders will have no adverse effect on any rights or protection of an agent of our company existing at the time of such repeal or modification.

Our Bylaws provide that we will indemnify our directors and officers, and agents against expenses, judgments, fines, settlements, and other amounts actually and reasonably incurred in connection with any proceeding, arising by reason of the fact that such person is or was its agent. Our Bylaws also contain provisions expressing the intent that these bylaws provide indemnity in excess of that expressly permitted by Section 317 of the California Code to indemnify each of its employees and agents (other than directors and officers) against expenses, judgments, fines, settlements, and other amounts actually and reasonably incurred in connection with any proceeding, arising by reason of the fact that such person is or was its director, officer, or agent, as applicable.

Our Bylaws further provide that we may advance expenses incurred in defending any proceeding for which indemnification is required or permitted, following authorization thereof by the board of directors, prior to the final disposition of the proceeding upon receipt of an undertaking by or on behalf of the indemnified party to repay that amount if it shall be determined ultimately that the indemnified person is not entitled to be indemnified as authorized by our Bylaws.

At present, we maintain directors’ and officers’ liability insurance in order to limit the exposure to liability for indemnification of directors and officers, including liabilities under the Securities Act.

11

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table sets forth the compensation awarded to or earned by: (i) each individual who served as the principal executive officer and principal financial officer of our company during the years ended December 31, 2022 and 2021; and (ii) each other individual that served as an executive officer of our company at the conclusion of the years ended December 31, 2022 and 2021 and who received more than $100,000 in the form of salary and bonus during such year.

Name and Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)		Total ($)
Eileen Mockus	2022	$258,678	$39,578	-	-		$298,256
President and Chief Executive Officer	2021	263,713	39,578	-	-		303,291

Marcus Chung	2022	191,721	45,000	-	112,713	(1)	349,434
Chief Operating Officer	2021	-	-	-	-		-

Michelle Meyer	2022	-	-	-	-		-
Former Chief Financial Officer	2021	263,713	39,578	-	-		303,291

Sejal Solanki	2022	239,045	37,954	-	-		276,999
Chief Marketing Officer	2021	252,725	37,954	-	-		290,679

(1)	Represents gross fair value of stock options to purchase 400,000 shares of our common stock granted under the 2020 Stock Plan, which are currently exercisable.

Employment and Consulting Agreements

In August 2013, we entered into an employment agreement with Eileen Mockus which sets forth the terms and conditions of her at-will employment with our company. Pursuant to the employment agreement, Ms. Mockus agreed to devote her full business efforts and time to our business as our President and Chief Executive Officer. The employment agreement provides that Ms. Mockus will receive an annual base salary, currently at the annual rate of $258,678, for services rendered in such position, subject to annual review. In addition, Ms. Mockus may be entitled to receive, at the sole discretion of our board of directors, cash bonuses based on her meeting and exceeding performance goals of the Company. The cash bonus is currently set at 50% of her annual base salary. Ms. Mockus is entitled to participate in our 2020 Stock Plan and has previously received stock options thereunder. The employment agreement provides for termination by us upon death or disability of Ms. Mockus (defined as three aggregate months of incapacity during any 365-consecutive day period) or upon conviction of a felony crime of moral turpitude or a material breach of her obligations to us. In the event the employment agreement is terminated by us without cause, Ms. Mockus will be entitled to a lump sum payment equal to 12 weeks of her base salary and COBRA reimbursement. In the event such termination is in connection with a change of control of our company, any outstanding unvested equity awards held by Ms. Mockus will be entitled to immediate vesting. We do not maintain a key-person life insurance policy in respect of Ms. Mockus.

Ms. Mockus also executed our standard form of employment, confidential information, invention assignment and arbitration agreement which contain covenants (a) restricting her from engaging in any activities competitive with our business or soliciting employees during the term of her employment agreement and one year thereafter, (b) prohibiting her from disclosure of confidential information regarding our company at any time, and (c) confirming that all intellectual property developed by her and relating to our business constitutes our sole and exclusive property.

12

2009 Stock Plan

In November 2009, our board of directors and stockholders adopted our 2009 Stock Plan (the “2009 Stock Plan”), providing for the grant of stock options and restricted stock awards to employees and non-employee directors selected by the board of directors or a committee of our board of directors. Options granted under the 2009 Stock Plan may include non-statutory stock options as well as incentive stock options intended to qualify under Section 422 of the Code.

2020 Stock Plan

In January 2020, our board of directors and stockholders adopted our 2020 Stock Plan (the “2020 Stock Plan”). Under the 2020 Stock Plan, 1,320,000 shares of common stock (subject to certain adjustments) are reserved for issuance upon exercise of stock options and grants of other equity awards. The 2020 Stock Plan is designed to serve as an incentive for attracting and retaining qualified and motivated employees, officers, directors, consultants and other persons who provide services to us. The 2020 Stock Plan may be administered by the board of directors or by a compensation committee appointed by board of directors (the “Administrator”). The Administrator interprets the 2020 Stock Plan and is authorized to grant stock options and other equity awards thereunder to all eligible employees of our company, including non-employee consultants to our company and directors.

The 2020 Stock Plan provides for the granting of “incentive stock options” (as defined in Section 422 of the Code), non-statutory stock options, shares of restricted stock, deferred stock, bonus stock and awards in lieu of cash compensation, and performance awards. Options may be granted under the 2020 Stock Plan on such terms and at such prices as determined by the Administrator, except that the per share exercise price of the stock options cannot be less than the fair market value of our common stock on the date of grant. Each option will be exercisable after the period or periods specified in the stock option agreement, but all stock options must be exercised within ten years from the date of grant. Unless determined otherwise by the Administrator, options granted under the 2020 Stock Plan are not transferable other than by will or by the laws of descent and distribution. The Administrator has the authority to amend or terminate the 2020 Stock Plan, provided that no amendment shall be made without stockholder approval if such stockholder approval is necessary to comply with any tax or regulatory requirement. Unless terminated sooner, the 2020 Stock Plan will terminate ten years from its effective date.

Outstanding Equity Awards at December 31, 2022

As of December 31, 2022, we had stock options to purchase an aggregate of 1,787,159 shares of common stock outstanding under the 2009 Stock Plan, of which options to purchase 1,153,138 shares and 354,752 shares of common stock were issued to Eileen Mockus and Sejal Solanki, respectively. The 2009 Stock Plan expired in November 2019 and there are no options available for future grant thereunder.

As of December 31, 2022, we had stock options to purchase an aggregate of 1,680,000 shares of common stock outstanding under the 2020 Stock Plan, of which options to purchase 500,000 shares, 500,000 shares, and 400,000 shares of common stock were issued to Eileen Mockus, Sejal Solanki, and Marcus Chung respectively. As of December 31, 2021, there were 104,485 shares available for future grant under the 2020 Stock Plan. As of December 31, 2022, there were 211,633 shares available for future grant under the 2020 Stock Plan, as a result of (i) the authorized shares under the 2020 Stock Plan being increased by 350,000 shares and (ii) an additional 220,143 shares becoming available for issuance under the 2020 Stock due to lapsed options under the 2009 Stock Plan that rolled over to the 2020 Stock Plan.

Director Compensation

Except for Amber Tarshis and Silvia Mazzucchelli, both of whom were appointed to the board of directors in April 2022 and who are paid annual fees for their service on the board of $35,000 and $65,000 respectively, none of our directors currently receive salaries or fees for serving on our board of directors or for serving on committees. Previously, we paid a monthly consulting fee to Dmitri Siegel, a former member of our board of directors, from September 2019 until April 2022. We currently pay or reimburse the travel expenses and other reasonable out-of-pocket expenses for our directors in attending meetings of our board of directors and its committees. We also provide our directors with a preferred customer discount on the purchase price of Coyuchi products that they buy.

Following the closing of this offering, we intend to compensate each non-employee director through annual stock option grants and by paying a cash fee for each board of directors and committee meeting attended. Our board of directors will review director compensation annually and adjust it according to then current market conditions and good business practices.

13

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITY HOLDERS

The following table sets forth the number and percentage of our outstanding shares of common stock beneficially owned as of December 31, 2022, by:

●	each person known by us to be the beneficial owner of more than 5% of our outstanding common stock;

●	each of our current directors and director nominees;

●	each of our executive officers; and

●	all our directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC, and includes general voting power and/or dispositive power with respect to securities. Shares of common stock issuable upon exercise of stock options or warrants that are currently exercisable or exercisable within 60 days of the record rate, and shares of common stock issuable upon conversion of preferred stock or other securities currently convertible or convertible within 60 days, are deemed outstanding for computing the beneficial ownership percentage of the person holding such securities but are not deemed outstanding for computing the beneficial ownership percentage of any other person. Under applicable SEC rules, each person’s beneficial ownership is calculated by dividing the total number of shares with respect to which they possess beneficial ownership by the total number of our outstanding shares. In any case where an individual has beneficial ownership over securities that are not outstanding, but are issuable upon the exercise or conversion of options, warrants or convertible securities within the next 60 days, the same number of shares is added to the denominator in the calculation described above. Because the calculation of each person’s beneficial ownership set forth in the “Percentage Beneficially Owned” columns of the table may include shares that are not presently outstanding, the sum total of the percentages set forth in such columns may exceed 100%. Unless otherwise indicated, the address of each of the following persons is 1400 Tennessee Street, Unit 1, San Francisco, California 94107, and each such person has sole voting and dispositive power with respect to the shares set forth opposite his, her or its name.

Shares beneficially owned and percentage ownership as of December 31, 2022 is based on a total of 22,698,025 shares of common stock, consisting of 12,220,116 shares of common stock, together with common stock issuable upon conversion of 512,789, 0, 6,036,922, 0 and 3,928,198 shares of Series A Preferred Stock, Series A1 Preferred Stock, Series B Preferred Stock, Series B1 Preferred Stock, and Series C Preferred Stock respectively, outstanding as of December 31, 2022.

Name of Beneficial Owner	Common Shares Beneficially Owned	Percentage Beneficially Owned
Eileen Mockus (1)	1,675,138	7.4%
Sejal Solanki (2)	854,752	3.8%
Marcus Chung (3)	400,000	1.8%
Ranjeet Bhatia (4)	21,661,412	95.4%
Silvia Mazzucchelli (5)	75,000	0.33%
Jessica E. Smith (6)	64,700	0.29%
Amber Tarshis (7)	35,000	0.15%
All directors and executive officers as a group (7 persons)	24,766,002	109.1%
Saffron Hill Ventures 2 Limited Partnership (8)	21,510,967	94.8%

(1)	Represents 22,000 shares of common stock, 1,153,138 shares of common stock issuable upon the exercise of stock options granted under the 2009 Stock Plan and 500,000 shares of common stock issuable upon the exercise of stock options granted under the 2020 Stock Plan, which are currently exercisable.

(2)	Represents 354,752 shares of common stock issuable upon the exercise of stock options granted under the 2009 Stock Plan and 500,000 shares of common stock issuable upon the exercise of stock options granted under the 2020 Stock Plan, which are currently exercisable.

(3)	Represents shares of common stock issuable upon the exercise of stock options granted under the 2020 Stock Plan.

(4)	Represents (i) 3,414 shares of common stock held directly by Mr. Bhatia, (ii) 133,520 shares of common stock and 13,511 shares of common stock reserved for issuance upon the conversion of outstanding shares of Series C Preferred Stock owned of record by Saffron Hill Investors Guernsey Ltd., a Guernsey limited company (“SHIG”), of which Mr. Bhatia is the managing director and shares voting and investment power with respect to the securities held by SHIG, and (iii) 11,499,579 shares of common stock, 506,923 shares of common stock reserved for issuance upon the conversion of outstanding shares of Series A Preferred Stock, 5,903,805 shares of common stock reserved for issuance upon the conversion of outstanding shares of Series B Preferred Stock, and 3,600,660 shares of common stock reserved for issuance upon the conversion of outstanding shares of Series C Preferred Stock owned of record by Saffron Hill Ventures 2 Limited Partnership, a Delaware limited partnership (“SHV2”), of which Mr. Bhatia is the managing director and shares voting and investment power with respect to the securities held by SHV2. The limited partners of SHV2, who have no voting or investment power with respect to the securities held by SHV2, include Artemis IV LLC, a Delaware limited liability company whose member managers include Jessica E. Smith, a director of our company. The address of the Saffron Hill entities is 67 Grosvenor Street, London W1K 3JN, United Kingdom.

(5)	Represents shares of common stock issuable upon the exercise of stock options granted under the 2020 Stock Plan.

(6)	Represents 53,441 shares of common stock and 11,259 shares of common stock reserved for issuance upon the conversion of outstanding shares of Series C Preferred Stock owned of record by Artemis IV LLC, a Delaware limited liability company (“Artemis IV”). Ms. Smith is a member manager of Artemis IV and shares voting and investment power with respect to such securities. The address of Artemis IV is 50 Hill Street, No. 243, Southampton, New York 11968.

(7)	Represents shares of common stock issuable upon the exercise of stock options granted under the 2020 Stock Plan.

(8)	See footnote (4)(iii) above.

14

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Other than described below, there have been no transactions during the last two years, or proposed transactions, to which we were or will be a party, in which any director, executive officer, beneficial owner of more than 5% of our common stock or any member of the immediate family (including spouse, parents, children, siblings and in-laws) of any of these persons, had or is to have a direct or indirect material interest.

Related Party Transactions

Our $4,750,000 line of credit with First Republic Bank was guaranteed and secured by a pledge of securities held by Artemis IV LLC, an investment fund controlled by Jessica E. Smith, a director of our company, and Kevin R. Brine (a director of our company until April 2022), the husband of Ms. Smith, under an agreement dated January 28, 2014 (the “Securities Line of Credit Agreement”), pursuant to which Artemis was not initially compensated for the security provided. On March 26, 2019, we amended the Securities Line of Credit Agreement to compensate Artemis by an amount equal to 6% per annum of the amount of the loan then outstanding, which was paid in monthly installments in return for providing this security. The interest incurred for the year ended December 31, 2022 and 2021 amounts to $185,803 and $225,000, respectively.

In 2022, the line of credit with First Republic Bank was terminated. In August 2022, the Company entered into a Revolving Credit Agreement (the “Revolving Credit Agreement”) with Ms. Smith and Mr. Brine and issued a promissory note in favor of Ms. Smith and Mr. Brine in the principal amount of $4,750,000. The note bears interest at a rate of 7.75% + 12MAT Index, rounded to the nearest 1/8%, per annum. The 12MAT Index pertains to the twelve recently published monthly yields from United States Treasury securities adjusted to a constant maturity of one year as published by the Board of Governors of the Federal Reserve System in the Statistical Release H.15. As of the date of submission of this Report, the $4,750,000 note was fully drawn. The note, together with the accrued interest, shall be due and payable on December 31, 2024. The interest incurred for year ended December 31, 2022 in connection with the note amounts to $152,311.

Related Party Transaction Policy and Related Matters

In all cases, we abide by applicable state corporate law when approving all transactions, including transactions involving officers, directors and affiliates. More particularly, our policy is to have any related party transactions (i.e., transactions involving a director, an officer or an affiliate of our company) be approved solely by a majority of the disinterested independent directors serving on the board of directors.

15

INDEX TO FINANCIAL STATEMENTS

Coyuchi, Inc.

F-1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

Coyuchi, Inc.

Opinion on the Financial Statements

We have audited the accompanying balance sheets of Coyuchi, Inc. (the “Company”) as of December 31, 2022 and 2021, the related statement of operations, stockholders’ equity and cash flows for the years ended December 31, 2022 and 2021, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for the years ended December 31, 2022 and 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ LJ Soldinger Associates, LLC

Deer Park, IL

June 27, 2023

We have served as the Company’s auditor since 2021.

PCAOB ID#318

F-2

COYUCHI, INC.

BALANCE SHEETS

As of December 31, 2022 and 2021

	December 31
	2022	2021

Assets
Current assets
Cash and cash equivalents	$2,959,119	$3,182,926
Accounts receivable, net	897,738	881,226
Inventory	13,607,371	9,333,015
Prepaid expenses	815,643	1,371,894
Total current assets	18,279,871	14,769,061

Property and equipment, net	1,029,102	643,415
Security deposits	56,753	56,753
Right-of-use asset	557,349	803,691
Deferred tax assets, net	4,028,043	4,126,092
Intangible assets	997,796	997,796
Total assets	$24,948,914	$21,396,808

Liabilities and Stockholders’ Equity
Current liabilities
Accounts payable	$6,037,228	$4,977,913
Lines of credit	3,600,640	4,402,716
Accrued liabilities	2,247,000	3,672,784
Right-of-use liability, current portion	255,137	235,113
Total current liabilities	12,140,005	13,288,526
Note payable	4,750,000	-
Warrants	41,600	-
Right-of-use liability, net of current portion	326,880	582,017
Total liabilities	$17,258,485	$13,870,543

Commitments and Contingencies

Stockholders’ Equity
Series C convertible preferred stock at $0.00001 par value; 18,600,000 shares authorized; 3,928,198 shares issued and outstanding as of December 31, 2022	17,104,957	-
Series B-1 convertible preferred stock at $0.00001 par value; 1,900,000 shares authorized; nil and 1,848,557 shares issued and outstanding as of December 31, 2022 and 2021, respectively	-	2,772,836
Series B convertible preferred stock at $0.00001 par value; 16,000,000 shares authorized; 6,036,922 and 13,853,048 shares issued and outstanding as of December 31, 2022 and 2021, respectively	3,018,461	6,926,524
Series A-1 convertible preferred stock at $0.00001 par value; 5,500,000 shares authorized; nil and 4,766,537 shares issued and outstanding as of December 31, 2022 and 2021, respectively	-	9,533,074
Series A convertible preferred stock at $0.00001 par value; 1,000,000 shares authorized; 512,789 and 814,583 shares issued and outstanding as of December 31, 2022 and 2021, respectively	769,184	1,221,875
Common stock, at $0.00001 par value; 48,600,000 shares authorized; 12,220,116 and 1,086,500 shares issued and outstanding as of December 31, 2022 and 2021, respectively	121	11
Additional paid-in capital	1,822,744	1,733,221
Accumulated deficit	(15,025,038)	(14,661,276)
Total stockholders’ Equity	7,690,429	7,526,265
Total Liabilities and Stockholders’ Equity	$24,948,914	$21,396,808

 The accompanying notes are an integral part of these audited financial statements

F-3

COYUCHI, INC.

STATEMENTS OF OPERATIONS

For the Years Ended December 31, 2022 and 2021

	2022	2021

Net sales	$32,334,977	$33,333,883
Cost of Sales	14,101,838	14,589,659
Gross Profit	18,233,139	18,744,224

Operating Expenses
Professional and consulting fees	3,614,123	2,387,965
Selling expense	1,034,577	1,004,624
Marketing and advertising	7,503,213	8,418,001
General and administrative	6,071,223	5,754,884
Depreciation and amortization	330,402	129,440
Total Operating Expenses	18,553,538	17,694,914

Income (Loss) from Operations	(320,399)	1,049,310
Other income (expense)
Other income (expense)	726,280	(78,833)
Interest expense	(323,705)	(90,725)
Interest expense – related party	(338,114)	(225,000)
PPP loan forgiveness	-	579,200
Other income (expense)	64,461	184,642
Income before benefit (provision) for income tax	(255,938)	1,233,952
Benefit (provision) for income tax	(107,824)	138,280
Net Income	($363,762)	$1,372,232

Basic earnings per share attributable to Coyuchi, Inc. common shareholders	($0.08)	$1.26
Diluted earnings per share attributable to Coyuchi, Inc. common shareholders	($0.08)	$0.06
Shares outstanding - basic	4,797,166	1,086,500
Shares outstanding - diluted	4,797,166	23,889,478

The accompanying notes are an integral part of these audited financial statements

F-4

COYUCHI, INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

For the Years Ended December 31, 2022 and 2021

	Common Stock		Preferred A		Preferred A-1		Preferred B		Preferred B-1		Preferred C			Accumulated
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	APIC	Deficit	Total
Balance, January 1, 2021	1,086,500	$11	814,583	$1,221,875	4,766,537	$9,533,074	13,853,048	$6,926,524	1,848,557	$2,772,836	-	$-	$1,639,835	$(16,033,508)	$6,060,647

Stock based compensation	-	-	-	-	-	-	-	-	-	-	-	-	93,386	-	93,386
Net Income	-	-	-	-	-	-	-	-	-	-	-	-	-	1,372,232	1,372,232
Balance, December 31, 2021	1,086,500	$11	814,583	$1,221,875	4,766,537	$9,533,074	13,853,048	$6,926,524	1,848,557	$2,772,836	-	$-	$1,733,221	$(14,661,276)	$7,526,265

Stock Issuance	-	-	-	-	-	-	-	-	-	-	224,495	438,403	-	-	438,403
Stock conversion	11,029,311	110	(301,794)	(452,691)	(4,766,537)	(9,533,074)	(7,816,126)	(3,908,063)	(1,848,557)	(2,772,836)	3,703,703	16,666,554	-	-	-
Stock based compensation	-	-	-	-	-	-	-	-	-	-	-	-	58,231	-	58,231
Stock options exercise	104,305	-	-	-	-	-	-	-	-	-	-	-	31,292	-	31,292
Net Income	-	-	-	-	-	-	-	-	-	-	-	-	-	(363,762)	(363,762)
Balance, December 31, 2022	12,220,116	$121	512,789	$769,184	-	$-	6,036,922	$3,018,461	-	$-	3,928,198	$17,104,957	$1,822,744	$(15,025,038)	$7,690,429

F-5

COYUCHI, INC.

STATEMENTS OF CASH FLOWS

For the Years Ended December 31, 2021 and 2020

	Years Ended December 31
	2022	2021
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$(363,762)	$1,372,232
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	330,402	129,440
Stock-based compensation	58,231	93,386
Allowance	12,000	97,000
Change in estimate of accrued sales tax	(599,407)	-
Deferred taxes	98,049	(155,525)
Gain on loan forgiveness	-	(579,200)
Net Changes in assets and liabilities:
Accounts receivable	(28,513)	(518,557)
Inventories	(4,274,356)	(4,936,272)
Prepaid and other current assets	556,251	(1,081,894)
Accounts payable	1,059,316	2,962,039
Other	52,828	(18,946)
Accrued liabilities	(826,376)	1,111,231
Net cash provided by (used in) operating activities	(3,925,337)	(1,525,066)

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of property and equipment, net of disposals	(716,089)	(384,432)
Net cash (used in) provided by investing activities	(716,089)	(384,432)

CASH FLOWS FROM FINANCING ACTIVITIES
Net proceeds from (payments for) line of credits	3,947,924	(3,981)
Issuance of Preferred C	1,013,071	-
Issuance costs on issuance of Preferred C	(574,668)	-
Exercise of Stock Option	31,292	-
Net cash provided by (used in) financing activities	4,417,619	(3,981)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENT	(223,807)	(1,913,479)
CASH AND CASH EQUIVALENTS, AT BEGINNING OF YEAR	3,182,926	5,096,405
CASH AND CASH EQUIVALENTS, AT END OF YEAR	$2,959,119	$3,182,926

Supplemental Cash Flow Information
Cash paid for interest	$573,921	$275,122
Cash paid for income taxes	$-	$9,640
Cash paid for issuance costs	$514,268	$-

Supplemental Non-Cash Information
Line of credit advances paid direct to suppliers/creditors	$4,750,000	$652,716
Property and equipment included in accounts payable	$131,484	$167,779

The accompanying notes are an integral part of these audited financial statements

F-6

NOTE 1 – ORGANIZATION AND PRESENTATION

Coyuchi, Inc. (the “Company”) was incorporated in the state of California in 1991. The Company is a designer and marketer of organic Cotton and other natural fiber bedding, and apparel items for adults and young children and is headquartered in San Francisco, California. The company sells direct to consumers, retail stores, and hospitality customers. Finished goods are sourced from several countries. The company uses a third-party warehouse to store, process, and ship inventory to customers.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES

Basis of Preparation

The accompanying financial statements include the accounts of the Company. The accompanying financial statements have been prepared in accordance with the rules and regulations of the Securities and Exchange Commission (the “SEC”) and generally accepted accounting principles in the United States of America (“GAAP”) as found in the Accounting Standards Codification (“ASC”) of the Financial Accounting Standards Board (“FASB”).

Use of Estimates

The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reported periods. Those estimates include the allowance for doubtful accounts and certain variable consideration included as part of revenue recognition. These estimates are inherently subject to judgement based on historical data of the Company and actual results could differ from those estimates.

COVID-19

The Company considered the impacts of the COVID-19 pandemic on the assumptions and inputs (including market data) supporting certain of these estimates, assumptions and judgements. The level of uncertainties and volatility in the global financial markets and economies resulting from the pandemic as well as the uncertainties related to the impact of the pandemic on our operations and financial performance means that these estimates may change in future periods, as new events occur and additional information is obtained.

Cash & Cash Equivalents

Cash consists of bank deposits and amounts in transit from banks for credit card and debit card transactions that will process in less than seven days. The company considers all highly-liquid investment securities with remaining maturities at the date of purchase of three months or less to be cash equivalents.

The Company’s cash is primarily maintained in checking accounts. These balances may, at times, exceed the U.S. Federal Deposit Insurance Corporation insurance limits. The Company has not experienced any losses on deposits of cash and cash equivalents.

Trade Receivables

Trade receivables represent amounts due from customers and are stated net of the allowance for doubtful accounts. The allowance for doubtful accounts is based on management’s assessment of the collectability of specific customer accounts, the aging of the accounts receivable, historical experience, and other currently available evidence. If there is a deterioration of a major customer’s credit worthiness or actual defaults are higher than the historical experience, management’s estimates of the recoverability of amounts due the Company could be adversely affected. As of December 31, 2022 and 2021 our allowance for doubtful accounts amounted to $128,247 and $293,478, respectively

F-7

Inventories and Inventories in Transit

Inventories and inventories in transit, which consist entirely of finished goods, are stated at the lower of cost (determined on the average cost basis) or net realizable value. The costs related to freight, import duties, and fees related to the purchases of inventories, are capitalized as part of the inventory, and are included in cost of sales as products are sold.

At any one time, inventories include items that have been written down to the Company’s best estimate of their realizable value. Judgment is required in estimating realizable value and factors considered are the age of merchandise, anticipated demand based on factors such as customer preferences and fashion trends, as well as anticipated markdowns to reduce the price of merchandise from its recorded retail price to a retail price at which it is expected to be sold in the future. These estimates are based on historical experience and current information about future events which are inherently uncertain. Actual realizable value could differ materially from this estimate based upon future customer demand or economic conditions, including the duration and severity of the COVID-19 pandemic. The inventory reserve of the Company has a balance of $64,264 for both December 31, 2022 and 2021.

The Company accrues for inventories in transit once it takes legal ownership and title to the merchandise. As of December 31, 2022 and 2021, inventories in transit amount to $3,373,715 and $4,532,395, respectively.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are computed using the straight-line method over the estimated useful lives of the assets. Estimated useful lives of major classes of depreciable assets are as follows:

Estimated Useful Life
Website and internal-use software	3 Years
Computer equipment	5 Years
Furniture and fixtures	7 Years
Leasehold improvements	The lessor of the life of the leasehold with renewals or 7 Years

Repairs and maintenance are charged to expense as incurred, and costs of significant renewals and improvements are capitalized. The cost of assets sold or retired, and the related accumulated depreciation or amortization are removed from the accounts; any resulting gain or loss is included in operations. The Company includes its website and internal use software as part of Property and Equipment.

Costs incurred during the development stage related to website or other internally developed software additions are capitalized. Amortization of such costs occurs on a straight-line basis over the estimated useful life of the related asset and begins once the asset is ready for its intended use. Subsequent costs to maintain these assets are charged to expense, as incurred.

Intangible Asset – Trade Name

The Company’s intangible asset pertains to the trade name related to the Coyuchi brand that was acquired in 2007. Trade names have an indefinite life and are not subject to amortization, but are being reviewed annually (or more frequently if impairment indicators arise) for impairment. Impairment indicators include the significant decrease in the fair value of an asset, significant adverse changes in the extent or use or physical condition of an asset, significant adverse change in legal or regulatory factors affecting an asset, operating or cash flow losses (or a projection of losses) that demonstrate continuing losses associated with the use of an asset, or a current expectation that, more likely than not, an asset will be sold or disposed. Management believes that there is no impairment on the Company’s trade name as of and for the years ended December 31, 2022 and 2021.

F-8

Impairment of Long-Lived Assets

Except for capitalized website and internal-use software, the Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the carrying amount of the asset exceeds its estimated undiscounted net cash flows, before interest, the Company will recognize an impairment loss equal to the difference between its carrying amount and its estimated fair value. If impairment is recognized, the reduced carrying amount of the asset will be accounted for as its new cost. For a depreciable asset, the new cost will be depreciated over the asset’s remaining useful life. Generally, fair values are estimated using discounted cash flow, replacement cost or market comparison analyses. The process of evaluating for impairment requires estimates as to future events and conditions, which are subject to varying market and economic factors. Therefore, it is reasonably possible that a change in estimate resulting from judgments as to future events could occur which would affect the recorded amounts of the asset. No impairment losses were recorded for the years ended December 31, 2022 and 2021.

Revenue Recognition

Effective January 1, 2019, we adopted ASC Topic 606, Revenue from Contract with Customers (“ASC 606”) under the retrospective method. The standard requires entities to recognize revenue upon transfer of goods or services to customers in amounts that reflect the consideration that the entities expect to receive in exchange for those goods or services. ASC 606 also requires the deferral of incremental costs of obtaining a contract with a customer.

Revenue primarily consists of sales of organic cotton and other natural fiber bedding, bath, and apparel items to direct-to-consumer sales through the Company’s website, wholesale customers and consignment sales through Amazon. Revenue is recognized when control of promised goods or services is transferred to a customer in an amount that reflects the consideration that the company expects to receive in exchange for those goods or services.

The Company has three Revenue channels: Direct-to-consumer, Wholesale and Others. Wholesale pertains to sales made to customers who order in bulk with the intent to resale the purchased goods. Direct-to-consumers pertain to sales made directly to end-users. Other channels pertain to sales to the hospitality industry or sales made during one-time events such as liquidation sales

The company deducts discounts, sales tax, and estimated returns to arrive at net sales. Sales tax collected from clients is not considered revenue and is included in accrued liabilities until remitted to the taxing authorities. All shipping and handling costs are accounted for as fulfillment costs and are not evaluated as a separate performance obligation. Discounts are recorded as a reduction to revenue when the order is accepted. The customer has no cancellation privileges after shipment, other than customary rights of return. The Company’s standard terms for online sales allow for returns anytime if properly requested and approved. For wholesale sales, as is customary in the industry, the Company allows returns from wholesale customers if properly requested and approved.

For the Company’s wholesale customer transactions, a contract exists when a written contract is received, or in the absence thereof, a written purchase order is received, and control transfers at the time of shipment or the time of delivery, depending upon the specific terms of customer arrangement. For consignment sales, which include Amazon consignment sales, the Company recognizes sales, net of discounts and expected returns from consignees, upon the consignee’s shipment to the customer. For the Company’s direct-to-consumer transactions, a contract exists when an order is placed online and control transfers upon shipment of merchandise to customer. Generally, all of the Company’s transactions with its customers include a single performance obligation delivered at a point in time. Postage and handling charges billed to customers are also recognized as sales upon shipment of the related merchandise. The typical payment terms for wholesale customers are net 60-days. On the other hand, direct-to-consumer payments are made upon completion of the order.

F-9

The following table presents the Company’s revenues disaggregated into categories based on the sales channel in 2022 and 2021:

	2022	2021
Direct-to-consumers	$34,362,489	$32,261,669
Wholesale	5,222,566	4,966,256
Others	383,525	368,436
Adjustments, Discounts and Refunds	(7,633,603)	(4,262,478)
Net Sales	$32,334,977	$33,333,883

Revenue from gift cards is deferred and recognized upon the redemption of the cards. Gift cards have no expiration date. The Company performs an evaluation of historical redemption patterns from the date of original issuance to estimate future period redemption activity and may recognize revenue on the statement of operations in future years related to breakage. No amounts were recognized as a revenue on the statement of operations related to breakage during the years ended December 31, 2022 and 2021. Gift cards totaled $173,918 and $204,113 as of December 31, 2022 and 2021, respectively, and are included in accrued liabilities on the balance sheet.

The company deducts discounts, sales tax, and estimated returns to arrive at net sales. Discounts are recorded as a reduction to revenue when the order is accepted. Sales tax collected from clients is not considered revenue and is included in accrued liabilities until remitted to the taxing authorities.

The Company’s standard terms for online sales allow for returns within 1 year from the date of sale, if properly requested and approved. For wholesale sales, as is customary in the industry, the Company allows returns from wholesale customers if properly requested and approved. Costs of returns are recorded as a current asset rather than net with the sales returns reserve liability. The company’s allowance for returns, which is included in accrued liabilities in the balance sheet, was approximately $345,200 and $512,000 as of December 31, 2022 and 2021 respectively.

All shipping and handling costs are accounted for as fulfillment costs and are not evaluated as a separate performance obligation. The customer has no cancellation privileges after shipment, other than customary rights of return.

Marketing Costs

Marketing and advertising costs were $7,503,213 and $8,418,001 for the years ended December 31, 2022 and 2021, respectively, and are included in marketing and advertising expenses on the statement of operations. Advertising costs are expensed when incurred.

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary difference between the financial statement carrying amount of existing assets and liabilities and the respective tax bases. Deferred tax assets and liabilities are measure using enacted tax rates expected to apply to taxable income in the periods in which those temporary differences are expected to be recovered or settled. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is recorded to reduce the carrying amounts of deferred tax assets unless it is more likely than not that such assets will be realized.

The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. There were no changes to the Company’s tax positions in the current year. The Company accounts for interest and penalties generated by income tax contingencies as interest expense in the statement of operations. No interest and penalties have been recorded for the years ended December 31, 2022 and 2021.

F-10

Earnings per share

Earnings per share may either be basic of diluted. The Company computes for the basic earnings per share by dividing the net income over the weighted number of common shares issued and outstanding for the year. For diluted earnings per share, the dilutive effects of potential common shares are considered in the computation. Potential common shares include stock which may be issued from conversion of a debt or equity instrument, exercising of stock warrants and options, among others.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily cash and receivables. The Company generally deposits its cash with insured depository institutions and from time to time such amounts on deposit may exceed the amount of federal deposit insurance limit.

The Company sources its products from several vendors. During 2022 and 2021, three suppliers accounted to 51.05% and 52.25% of the purchase of goods of the Company, respectively.

At December 31, 2022 and 2021, three and one wholesale customers accounted for 57% and 18% of the accounts receivable of the Company, respectively.

Fair Value of Financial Instruments

Fair value is the price that would be received from selling an asset or paid to transfer a liability in orderly transaction between market participants at the measurement date. Fair value is estimated by applying the following hierarchy, which prioritizes the inputs used to measure fair value into three levels and bases the categorization within the hierarchy upon the lowest level of input that i available and significant to the fair value measurement:

● Level 1- Quoted prices in active markets for identical assets or liabilities.

● Level 2- Observable inputs other than quoted prices in active markets for identified assets and liabilities, quoted prices for identical or similar assets or liabilities in active markets, or other inputs observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

● Level 3- Inputs that are generally unobservable and typically reflect management’s estimate of assumptions that market participants would use in pricing the asset or liability.

The Company’s financial instruments, which include cash, receivables, accounts payable, accrued liabilities, customer deposits, line of credit, notes payable and long-term debt, are carried at amounts that approximate fair value due to their short-term maturities or the short-term nature of the accounts. The fair value of the Company’s non-current portion of long-term debt, if recalculated based on current interest rates, would not significantly differ from the recorded amounts.

Stock Based Compensation

Stock based compensation is measured at the grant date based on the fair value of the award and is recognized as compensation expense on a straight-line basis over the service period, which is generally the vesting period. The fair value of the Company’s common stock underlying stock options has to date been determined through use of valuation specialists performing a valuation under the requirements of Internal Revenue Code Section 409(a).

The Company has elected to use the Black-Scholes Merton (“BSM”) option-pricing model to determine the fair value of stock options granted in the period of these financial statements. The Company utilizes the BSM model when the options granted do not include complex vesting provisions, such as market or performance conditions, or contain provisions that trigger liability accounting under either ASC 480 or ASC 815. The BSM pricing model requires various assumptions and estimates, including the fair value of the underlying, volatility of the underlying, risk-free interest rates, dividend rates and expected option term. The Company accounts for forfeitures as they occur.

F-11

These assumptions used in the Black-Scholes option-pricing model, other than the fair value of our common stock (see the section titled “Common Stock Valuations” below), are estimated as follows:

● Expected term. We estimate the expected term based on the simplified method for employees contained within Staff Accounting Bulletin No. 110.

● Risk-free interest rate. The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the time of grant.

● Expected volatility. We estimate the volatility of our common stock on the date of grant based on the weighted-average historical stock price volatility of comparable publicly-traded companies in our industry group.

● Expected dividend yield. Expected dividend yield is zero percent, as we have not paid and do not anticipate paying dividends on our common stock.

Segment Reporting

Operating segments are defined as components of an entity for which discrete financial information is available that is regularly reviewed by the Chief Operating Decision Maker (“CODM”) in deciding how to allocate resources to an individual segment and in assessing performance. The Company’s Chief Executive Officer is determined to be the CODM. The CODM has determined that in the period of these financial statements, the Company has only one segment, the sale of beddings and similar products to customers in the United States.

Leases

On January 1, 2020, the Company adopted Accounting Standards Update 2016-02, Leases (“ASC 842”), as amended, and the subsequent amendments thereto. Under the new guidance, the Company is required to determine of whether an arrangement contains a lease at inception and to recognize a lease liability and a right-of-use asset, for operating leases, or capitalized as property and equipment, for finance leases.

The Company has elected the ‘package of practical expedients’ available upon adoption, which permits us not to reassess under the new standard our prior conclusions about lease identification, lease classification and initial direct costs. The Company did not elect the use-of hindsight or the practical expedient pertaining to land easements due to its inapplicability.

Calculation of the present value is based on the incremental borrowing rate of the Company, which is the interest rate applicable to the Company should the leased asset be acquired through financing, on a secured basis. Lease agreements in effect during the period of these financial statements contain options for the Company to renew the lease. The Company considers the options in the determination of the lease term by assessing the likelihood of the Company to utilize the renewal option.

Recently Issued Accounting Standards

The Company continually assesses any new accounting pronouncements to determine their applicability. When it is determined that a new accounting pronouncement affects the Company’s financial reporting, the Company undertakes a study to determine the consequences of the change in the financial statements.

F-12

NOTE 3 – PROPERTY AND EQUIPMENT

Property and equipment consist of the following as of December 31, 2022 and 2021:

	2022	2021
Website and internal-use software	$1,467,743	$285,297
Computer and equipment	409,760	382,901
Furniture and fixtures	235,434	272,626
Leasehold improvements	139,579	96,231
Software under development	-	499,372
Total	2,252,516	1,536,427
Less accumulated depreciation and amortization	(1,223,414)	(893,012)
Property and equipment, net	$1,029,102	$643,415

Depreciation and amortization expense for the years ended December 31, 2022 and 2021 were $330,402 and $129,440, respectively.

The Company is currently in the process of upgrading its customer resource management and accounting systems. The costs associated with the acquisition and development of the new systems are included as part of Software under development. The Company expects for the new systems to begin data migration and testing in the third quarter of 2022 and has updated the useful life of the legacy systems to expire in the third quarter of 2023. Upon implementation, the Company will begin amortizing the software costs.

F-13

NOTE 4 – LINE OF CREDIT LOANS

Line of credit loans consists of the following as of December 31, 2022 and 2021:

	2022	2021
Line of credit with Merchant Factors Group up to a maximum amount of $5,500,000 at a rate of to the greater between (i) 6.5% and (ii) Prime Rate plus 3%. The “Prime Rate” means the prime commercial interest rate as published in the Money Rates column of The Wall Street Journal (Eastern Edition); provided if the Money Rates column of The Wall Street Journal ceases to be published or otherwise does not designate a “prime rate” for any reason, Lender may use a similar published prime rate. Interest shall accrue on a daily basis and shall be payable monthly in arrears on the first day of each month.	$3,600,640	$-
Line of credit with First Republic Bank up to the amount of $3,750,000 at a rate the greater the variable “Index” rate equal to the average of the 12 month recently published yields on U.S. Treasury securities adjusted to a constant maturity one year plus a spread of 1.75% per annum, or a 2% floor per annum (2.25% at December 31, 2021 and 2020). Monthly interest payments are due on the 15th of each month, all outstanding principal and interest are due in full by January 15, 2022 (see Note 11). Line of credit was renewed upon expiry in 2022, with an extension of the credit line to $4,750,000.	-	3,750,000
Line of credit with Flexport up to a maximum amount of $2,000,000 at a rate of 2.5% of all outstanding eligible amounts per 90 days and a 0.15% monitoring fee earned, due and payable on the first day of each three-month period. The letter of credit has no stated maturity, as it is renewed every 90 days upon consent of the Company and Flexport.	-	652,716
Line of credit with Dell Credit up to the amount of $50,000 at a rate of 11.99% per annum, applicable for both years. Amount was not drawn.	-	-
Total	$3,600,640	$4,402,716

The line of credit with Flexport allowed the Company to finance the acquisition of inventory and the transportation costs associated with the importation of goods for sale by the Company to the United States. In the event of non-payment, Flexport or its affiliates have the right to obtain constructive possession, including withholding delivery of any or all in-transit inventory. The agreement with Flexport allowed the Company to borrow on an individual inventory acquisition order up to a maximum of 100% of the inbound transportation cost and 80% of the inventory purchased, but the Company is limited across all its line of credit usage outstanding to 75% of the combined inbound cost in the aggregate.

In July 2022, the line of credit with Flexport was extinguished. Subsequently, in August 2022, the Company entered into an asset-backed revolving credit agreement with Merchant Factors Group. The agreement with Merchant Factors Group allows the Company to borrow the lesser between the maximum credit and the sum of 80% of the Company’s Accounts Receivable, deemed eligible for borrowing purpose, plus the lesser between 85% of net liquidation value of inventories and 55% value of finished goods, as deemed eligible for borrowing purposes. The line of credit has a maturity of 2 years from inception, with a provision for yearly automatic renewal, which may be cancelled by either party through provision of a 60-day notice. As of December 31, 2022 the interest rate of the line of credit is 7.5%, with an advance rate of 53% of inventory balance

The line of credit with First Republic Bank was secured by a pledge of all cash and accounts receivable of the Company and was guaranteed by a member of the Board of Directors of the Company (see Note 11). In January 2022, the line of credit was renewed with the same terms from 2021. In August 2022, the line of credit was terminated and replaced by a promissory note to a member of the Board of Directors (see Note 5).

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NOTE 5 – NOTES PAYABLE

Note to Board of Director

In August 2022, the Company entered into a revolving credit agreement with a member of the Board of Directors. The Company, at any one time, may obtain promissory notes not exceeding $4,750,000 from the said credit line. The note shall bear interest at a rate of 7.75% + 12MAT Index, rounded to the nearest 1/8%, per annum. The 12MAT Index shall pertain to the twelve recently published monthly yields from United States Treasury securities adjusted to a constant maturity of one year as published by the Board of Governors of the Federal Reserve System in the Statistical Release H.15. The note, together with the accrued interest, shall be due and payable on December 31, 2024. As of December 31, 2022, the full amount of the credit line was drawn, and interest expense and payable amounting to $152,311 was recorded as of December 31, 2022. The note is subject to a subordination agreement with Merchant Financial Group, wherein the outstanding debt to Merchant Financial Group (see Note 4) will take priority over the note.

Paycheck Protection Program Note

On April 25, 2020, the Company was granted a loan from the First Republic Bank (“FRB”), in the aggregate amount of $579,200, pursuant to Paycheck Protection Program (the “PPP”). The PPP, established as part of the Coronavirus Aid Relief and Economic Security Act (the “CARES Act”) as administered by the U.S. Small Business Administration (“SBA”), provides for loans to qualifying entities for amounts up to two and a half (2.5) times the average monthly payroll expenses of the qualifying business. The loans and accrued interest are eligible for forgiveness depending on the use of the proceeds during the 8-weeks following the first disbursement of the Company’s loan as long as the borrower uses the loan proceeds for eligible purposes. The amount of loan forgiveness will be reduced if the borrower terminates employees or reduce salaries by a specified amount during the 8-week period.

The loan bears interest at a rate of 1% per annum. The note may be prepaid by the Company at any time prior to maturity with no prepayment penalties. Funds from the note may only be used for payroll costs, debt and mortgage payments, lease payments, and utility payments. The Company used the entire loan for qualifying expenses.

As of December 31, 2020, the entire loan amount of $579,200 was unpaid and outstanding. In January 2021, the Company applied for and received the forgiveness on the total amount of the PPP loan and the accrued interest, which is recorded as Other Income in the statement of operations.

NOTE 6 – STOCKHOLDER’S EQUITY

Common Stock

The Company has authorized for issuance up to 48,600,000 shares of a single class common stock, having a par value of $0.00001 per share. As of December 31, 2022 and 2021, 12,220,116 and 1,086,500 common shares were issued and outstanding. The holders of the common stock are entitled to one vote for each share.

During the period of these financial statements, there have been no dividends declared and none are outstanding or unpaid on any shares of common stock.

Preferred Stock

The Company has authorized for issuance up to 43,100,000 shares of convertible preferred stock, all of which are designated and having a par value of $0.00001 per share as part of the Company’s Regulation A+ transaction. In July 2022, the Company designated new series of stock known as Series C Preferred. In August 2022, certain current stockholders of the Company exchanged their existing preferred stock for Series C Preferred and common stock. A total of 3,703,703 shares of Series C Preferred and 11,029,311 shares of common stock were issued to current shareholders in exchange for 301,794 shares of Series A preferred stock, 4,766,537 shares of Series A-1 preferred stock, 7,816,126 shares of Series B preferred stock, and 1,848,557 shares of Series B-1 preferred stock.

Outstanding preferred shares as of December 31, 2022 are as follows: 3,928,198 shares of Series C preferred stock, 6,036,922 shares of Series B preferred stock, and 512,789 of Series A.

Outstanding preferred shares as of December 31, 2021 are as follows: 1,848,557 shares of Series B-1 preferred stock, 13,853,048 shares of Series B preferred stock, 4,766,537 shares of Series A-1 preferred stock, and 814,583 of Series A.

The holders of the preferred stock currently have no redemption rights. The characteristics of the preferred stocks are as follows:

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Voting

The holders of Series C, B, and A preferred stocks are entitled to the number of votes equal to the number of shares of common stock into which such shares could convert. However, for as long as at least 435,000 Series A preferred shares are outstanding, the holders are entitled to elect two members of the Board of Directors by vote at each meeting or pursuant to written consent of the Company’s stockholders for the election of directors.

In addition, for as long as at least 435,000 Series A shares are outstanding, the holders of the respective preference shares, as a class, shall vote on the approval of the following: changes in the Articles of Incorporation or By-Laws, changes in the authorized number preferred stock, changes in the number of members of the Board of Directors, voluntary dissolutions, liquidation, or winding up of the business, and agreements on asset transfer acquisitions.

The holders of other Series of preferred stocks, other that Series A, together with the holders of common stock, voting together as one class shall be entitled to vote for the remaining members of the Board of Directors.

Dividends

The holders of Series C, B, and A preferred stocks shall be entitled to receive dividends at a rate equal to 4% of the original issue price (as defined), prior and in preference to any declaration or payment of any dividend on the common stock, payable when, as and if declared by the Company’s Board of Directors. The right to dividends is not cumulative and does not accrue to the holders of Preferred Series C, B, or A shares

During the period of these financial statements, no dividends have been declared on any series of preferred stock, nor were there any outstanding or unpaid dividends on any shares of preferred stock.

Liquidation Preference

In the event of liquidation (as defined), the holders of Series C, B, or A preferred stock shall be entitled to receive distributions out of the assets of the Company that are legally available for distribution or the consideration received in such a transaction before any distribution is made to the holders of common stock. If the proceeds of such liquidation event are equal or more than the liquidation preference of series C shares, the holders of Series C preferred stock will be entitled to receive the liquidation preference and the holders of Series B will receive the remaining proceeds. If the proceeds of such liquidation event are equal or more than the liquidation preference of Series B shares, the holders of Series B preferred stock will be entitled to receive the liquidation preference and the holders of Series will receive the remaining proceeds. If the proceeds of a liquidation event are equal or more than the proceeds allocated to Series C and B holders, the remaining amount will be allocated to preferred Series A holders up to the total amount of liquidation preference. The liquidation preference for each Series C, B, and A is equal to the greater of (i) the original issue price (adjusted for stock dividends, stock splits, and the like) plus declared but dividends or (ii) the amount that would be distributable with respect to such shares had such shares of a Series preferred stock been converted to common stock.

Conversion

The Series C, B, and A preferred stock may, at the option of the holder, be converted at any time into common stock using a formula which is determined from dividing the original issue price by the conversion price, as adjusted, at that time. Adjustments may occur in the event of (a) a standard anti-dilution event, (b) the issuance by the Company of any like preferred or common share at a price per share lower than that received by the purchaser of the respective preferred share, (c) any instrument convertible or exercisable into a share of like preferred or common share of the Company. Certain issuances are exempt from the adjustment requirements, including those grants issued to employees, directors and consultants by the Company for compensatory purposes.

As of December 31, 2022 and 2021, the rate of conversion of all series of convertible preferred stock is one to one.

Reissuance

Each Series share of Preferred Stock acquired by the Company by reason of redemption, purchase, conversion or otherwise, shall not be reissued. Due to the conversion of certain stockholders of Series B-1, B, A-1, and A stocks, 301,794 shares of Series A preferred stock, 4,766,537 shares of Series A-1 preferred stock, 7,816,126 shares of Series B preferred stock, and 1,848,557 shares of Series B-1 preferred stock were acquired by the Company in 2022.

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NOTE 7 – STOCK OPTION PLAN

In 2009, the Company established the Coyuchi, Inc. Stock Plan (the “Stock Plan”). The said stock plan was set to expire in 2019 but was renewed and extended. Options that were issued and remained outstanding under the previously remain exercisable for the remaining contractual terms of those options. Any shares that would have been available for future grants prior to 2019 ceased to be available under the Stock Plan. The Board of Directors are the administers of the Stock Plan, but may designate any officer or Executive of the Company to execute its duties under the Stock Plan.

The Board of Directors and Stockholders provided for a written consent dated May 2, 2022 to increase the reserves of the Stock Plan by 350,000 shares of the Company’s common stock for issuance. The Stock Plan has a total of 1,624,485 and 1,274,485 shares of the Company’s common stock for issuance as of December 31, 2022 and 2021, respectively, of which 211,633 shares and 104,485 shares are available for future issuance as of December 31, 2022 and 2021, respectively.

Option awards are generally granted with an exercise price and vesting period established at the discretion of the Company’s Board of Directors, provided, however, that (i) the exercise price per share shall not be less than the fair market value of the stock on the effective date of the grant and (ii) the exercise price per share shall not be less than 110% of the fair market value of the stock on the grant date if the award is made to a 10% shareholder. Options generally vest over 48 months subject to certain cliff vesting generally at the 6 and 12-month anniversary of the option issuance date.

The Company uses the Black-Scholes Model to value its option grants. The expected term of the stock option represents the weighted-average period that the stock options are expected to remain outstanding.

The Company’s expected terms of the stock option were derived using the simplified method. Expected volatilities are based on the historical volatilities of public companies operating in the same or similar lines of business as the Company over a similar expected term. The risk-free interest rate for periods within the contractual life of the award is based on the U.S. Treasury yield curve in effect at the time of grant. The Company has never declared or paid any cash dividends on its common stock, and the Company does not anticipate paying any cash dividends in the foreseeable future. The Company accounts for forfeitures of awards as they occur.

The fair values of the Company’s stock options granted during 2022 and 2021 were estimated using the following weighted-average assumptions:

	2022	2021
Expected term (years)	6.25	6.25
Volatility	68.00%	61.00%
Discount rate	4.16%	1.07%
Dividend	0.00%	0.00%
Underlying Fair Market Value	$1.27	$0.51

The following table summarizes information about stock options outstanding as of December 31, 2022 and 2021.

	Number of shares	Weighted average exercise price	Weighted average remaining contract life
Balance, January 31, 2021	3,158,612	$0.29	6.87
Options granted	170,000	$0.51	9.63
Options exercised	-	$-	-
Options terminated or expired	-	$-	-
Balance, December 31, 2021	3,328,612	$0.30	6.03
Options granted	510,000	$0.71	8.04
Options exercised	(104,305)	$0.30	-
Options terminated or expired	(267,148)	$-	-
Balance, December 31, 2022	3,467,159	$0.36	5.65

Options vested and exercisable as of December 31, 2022	2,337,991	$0.25	4.15
Options expected to vest as of December 31, 2022	3,467,159	$0.36	5.65

During 2022 and 2021, a total of 510,000 and 170,000 options, respectively, were granted to the eligible employees of the Company.

The Company’s stock-based compensation was $58,231 and $93,386 for the years ended December 31, 2022 and 2021, respectively. As of December 31, 2022 there was $351,887 remaining of stock-based compensation is to be recognized over a weighted-average remaining vesting period of 2.74 years.

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NOTE 8 – COMMITMENTS, LEASES

Office and retail space lease

Leases are classified as either operating or finance lease on the lease commencement date, based on the present value of the minimum lease payments. Present value is determined based on the borrowing rate of the Company. Lease expense for operating leases is recognized on a straight-line basis over the lease term. Currently, all of the leases of the Company are classified as operating leases.

The Company enters into lease arrangements primarily for the office, warehouse, and showroom facilities used in the normal course of business. However, it should be noted that warehouse space included as part of a contract for logistics services is not treated as right of use assets as the Company has no direct control over such assets. The Company’s leases have remaining terms of 1 to 4 years, with renewal options of up to 5 years. The Company’s leases do not include residual guarantees nor bargain purchase options.

The Company includes lease renewal in the determination of the lease term if, after consideration of the relevant economic factors such as expected market lease rates for similar assets in the renewal option period, changes made in the leased assets, costs of transfers, among others, it is reasonably certain that the Company will exercise the option in full or up to the extent that the renewal option will be exercised.

The Company’s weighted average discount rate for its leases is 2.25%

After initial recognition, remeasurement is made when a lease is either partially derecognized, fully derecognized, or additions to the lease is made. In 2021, below were the changes in the leases of the Company:

● In February 2021, the Company extended its office lease for the period from January 2021 to December 2022. The lease has an option to renew from one to five years. The option is expected to be renewed for a 2 year period. The extension of the lease agreement resulted into remeasurement of right of use asset and lease liability, with additions amounting to $360,632 and $339,926, respectively.

● In March 2021, the Company extended its sales room lease for the period from April 1, 2021 to March 31, 2024. The lease has an option to renew for an additional 2 years. Management believes that the renewal option will be exercised in full. The lease was originally accounted for as a short-term lease from July 1, 2020 to March 31, 2021.

In accordance with the Financial Accounting Standards Board’s recent Staff Q&A regarding rent concessions related to the effects of the COVID-19 pandemic, the Company has elected to remeasure the right of use asset and lease liability upon the lessor’s extension of the rent concessions due to the COVID-19 pandemic. Present value of the adjusted lease payments were re-assessed and adjusted accordingly to come up with the balance of the lease liability and right-of-use asset.

Right of use asset, net of amortization, and lease liability as of December 31, 2022 and 2021 are as follows:

	2022	2021
Right-of-use asset, net of amortization	$557,349	$803,691
Right-of-use liability	$582,017	$817,130

Operating lease costs charged to general and administrative expense for December 31, 2022 and 2021 are $261,730 and $258,105, respectively.

F-18

As of December 31, 2022, the Company’s lease liabilities mature as follows:

2022
2023	$265,140
2024	276,571
2025	44,232
2026 and onwards	11,139
Total lease payments	597,082
Less imputed interest	(15,065)
Present value of lease liabilities	$582,017

Operating leases have a remaining useful life of 4 years and 5 years as of December 31, 2022 and 2021, respectively.

COVID-19

In addition to the foregoing, the Company cannot predict the long-term impact on its development timelines, revenue levels and its liquidity due to the worldwide spread of COVID-19 and other macroeconomic factors, including inflationary cost pressures and potential recession indicators. Based upon the Company’s current assessment, it does not expect the impact of the COVID-19 pandemic and other macroeconomic factors to materially impact the Company’s operations. However, the Company is continuing to assess the impact that the spread of COVID-19 and other macroeconomic factors may have on its operations.

NOTE 9 – INCOME TAXES

The provision for income taxes consists of the following:

	2022	2021
Current:
Federal	$-	$-
State	9,775	17,245
Total current	9,775	17,245

Deferred:
Federal	87,088	178,199
State	10,961	(333,724)
Total deferred	98,049	(155,525)
Benefit for income tax	$107,824	($138,280)

The difference between the effective tax rate and the U.S. federal tax rates is as follows:

	December 31,
	2022	2021

Federal rate	21.00%	21.00%
State income taxes, net of federal benefit	0.17%	4.11%
Permanent differences	(64.08)%	(9.45)%
Net operating loss adjustments	-%	1.93%
Change in valuation allowance	-%	(30.55)%
Other	0.15%	1.77%
Income Taxes Provision (Benefit)	(42.76)%	(11.19)%

As noted below, the Company adjusted the net operating loss (NOL) carryforward available based on changes to estimates of availability due to restrictions imposed under Internal Revenue Code Section 382.

For the year ended December 31, 2022, the Company recorded a total income tax benefit of $108 thousand.

Deferred income taxes are provided in recognition of temporary differences in reporting certain revenues and expenses for financial statement and income tax purposes.

The net deferred tax assets consist of the following as of December 31, 2022 and 2021:

	2022	2021
Deferred tax asset:
Net operating loss carryover	$4,036,896	$3,975,954
Accrued liabilities and other	189,387	366,488
Lease liability	140,056	198,003
Gross deferred tax asset	4,366,339	4,540,445
Less: valuation allowance	-	-
Total deferred tax asset	4,366,339	4,540,445

Deferred tax liabilities:
Fixed and intangible assets	(204,355)	(219,606)
Right-of-use asset	(133,941)	(194,747)
Total deferred tax liabilities	(338,296)	(414,353)
Net deferred tax asset	4,028,043	4,126,092

As of December 31, 2022, the Company had federal net operating loss carryforwards of approximately $13.8 million which will begin to expire in 2031 for federal tax purposes. At December 31, 2022 the Company had state net operating loss carryforwards of approximately $16.9 million which will begin to expire at various dates for state tax purposes.

F-19

Under Section 382 of the Code, the Company’s ability to utilize NOL carryforwards in any taxable year may be limited if the Company has experienced an “ownership change.” Generally, a Section 382 ownership change occurs if there is a cumulative increase of more than 50 percentage points in the stock ownership of one or more stockholders or groups of stockholders who own at least 5% of a corporation’s stock within a specified testing period. Similar rules may apply under state tax laws. The annual limitation generally is determined by multiplying the value of the Company’s stock at the time of such ownership change (subject to certain adjustments) by the applicable long-term tax-exempt rate. Such limitations may result in expiration of a portion of the NOL carryforwards before utilization. The Company determined that ownership changes occurred on December 12, 2007 and September 14, 2009 within the meaning of Section 382 and has reduced it’s net operating losses to reflect the amount unutilized prior to expiration. The ability of the Company to use its remaining NOL carryforwards may be further limited if the Company experiences a Section 382 ownership change as a result of future changes in its stock ownership.

All tax returns will remain open for examination by the federal and state taxing authorities for three and four years, respectively, from the date of utilization of any net operating loss carryforwards.

No liability related to uncertain tax positions is recorded on the financial statements. It is the Company’s policy to include penalties and interest expense related to income taxes as a component of other expense and interest expense, respectively, as necessary. The Company has no unrecognized tax benefits at December 31, 2022 and 2021.

On February 9, 2022, California Governor Gavin Newsom signed Senate Bill 113 (“SB 113”) into law, bringing an early end to California’s 2020-2022 net operating loss (NOL) deduction suspension, thus, allowing taxpayers to deduct NOLs for the 2022 tax year. SB 113 also removes the $5 million business tax credit utilization limitation for the 2022 tax year. The Company does not anticipate SB 113 to have a material impact on its December 31, 2022 financial statements.

On August 9, 2022 and August 16, 2022, the Creating Helpful Incentives to Produce Semiconductors (CHIPS) Act and the Inflation Reduction Act (IRA), respectively, were signed into law. The CHIPS Act and IRA contain among other things, certain income tax provisions. The Company has evaluated the current legislation and at this time, does not anticipate either to have a material impact on its December 31, 2022 financial statements.

NOTE 10 – EARNINGS PER SHARE

The factors used in the computation of the earnings per share (EPS) by the Company for the periods ended December 31, 2022 and 2021 are as follow:

	2022	2021
Basic EPS
Numerator
Net income (loss)	$(363,762)	$1,372,232
Denominator
Weighted-average common shares outstanding	4,797,166	1,086,500
Basic EPS	$(0.08)	$1.26

Diluted EPS
Numerator
Net income (loss)	$(363,762)	$1,372,232
Denominator
Weighted-average common shares outstanding	4,797,166	1,086,500
Dilutive effects of convertible preferred stock Series A, A-1, B, and B-1	-	21,282,725
Dilutive effects of incremental shares from options	-	1,520,253
Total	4,797,166	23,889,478
Diluted EPS	$(0.08)	$0.06

The following were not included in the calculation of the diluted EPS in 2022 as these are considered to be anti-dilutive: 3,928,198, 6,036,922, and 512,789 shares of Series C, B, and A preferred stock, 2,441,979 shares from incremental shares from options, and 40,000 shares from exercise of warrants.

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NOTE 11 – RELATED PARTY TRANSACTIONS

The Company has entered into an agreement with a board member and shareholder to guarantee and to pledge certain securities with First Republic Bank, as part of the letter of credit of the Company with First Republic Bank. In exchange, the Company has agreed to pay interest on the securities pledged at the rate of 6% per annum. The interest incurred for the periods ended December 31, 2022 and 2021 amounts to $185,803 and $225,000 and respectively.

In 2022, the letter of credit with First Republic Bank was terminated. The Company issued a promissory note to the same board member and shareholder which guaranteed and pledged certain securities for the letter of credit. The interest incurred for the ended December 31, 2022 amounts to $152,311 (see Note 5).

NOTE 12 – SUBSEQUENT EVENTS

In April 2023, the Company modified the stock offering price of the offered Series C Preferred stocks, reducing the stock price (i) from $4.05 per share to $3.24 per share for large investors who purchase more than $1,000,000 of Series C Preferred stocks and (ii) from $4.5 per share to $3.6 per share for all other investors. This reduction in the offering price will be effective retrospectively, thus resulting in additional issuance of shares of 24,944 Series C Preferred stocks to investors who had purchased shares of Series C Preferred Stock in the offering prior to the modification.

On May 22, 2023, the Company entered into a short-term loan agreement with a stockholder amounting to $600,000. The said loan accretes interest at 12% per annum. The loan and the interest are due to be settled on November 22, 2023, with an option to pay in installments for as long as each installment would not be less than €20,000.

The Company has drawn an additional $660,000 from its line of credit with a member of the Board of Directors (see Note 5) on March 31, 2023, April 24, 2023, and May 3, 2023, amounting to $200,000, $220,000, and $240,000, respectively.

On June 6, 2023 the Company has engaged Provenance Capital Services, LLC, an SEC registered broker-dealer, to assist the Company in identifying potential investors for the sale of the Company’s Series D Convertible preferred stock. The offering price is set at $3.60 per share, with a 10% discount applicable to investments exceeding $1.0 million. The intended use of the funds obtained from the sale of Series D preferred shares is to repay existing debt obligations. As part of the company’s plans for 2023, Coyuchi aims to raise a targeted amount of $5 to $10 million through the issuance of Series D preferred shares under Regulation D. The Series D has not been designated as of the date of this report.

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PART III - EXHIBITS

Index to Exhibits

Exhibit No.	Exhibit Description
1.2	Broker-Dealer Agreement, effective as of April 11, 2023, between Coyuchi, Inc. and Dalmore Group, LLC.
2.1	Fourth Amended and Restated Articles of Incorporation of Coyuchi, Inc., dated May 15, 2019.
2.2	Certificate of Amendment to Fourth Amended and Restated Articles of Incorporation of Coyuchi, Inc.
2.3	Certificate of Determination of Series C Preferred Stock of Coyuchi, Inc.
2.4	Bylaws of Coyuchi, Inc., dated March 20, 2008.
3.1	Amended and Restated Investor Rights Agreement, dated January 28, 2014, by and among Coyuchi, Inc. and certain security holders of Coyuchi, Inc.
3.2	Amended and Restated Voting Agreement, dated January 28, 2014, by and among Coyuchi, Inc. and certain security holders of Coyuchi, Inc.
4.2	Form of Subscription Agreement, as supplemented.
6.1	Coyuchi, Inc. 2009 Stock Plan.
6.2	Coyuchi, Inc. 2020 Stock Plan.
6.3	Form of Stock Option Award Agreement.
6.4	Form of Indemnification Agreement.
6.5	Employment Agreement, dated August 8, 2013, between Coyuchi, Inc. and Eileen Mockus.
6.6	Employee Confidential Information and Assignment of Inventions Agreement, dated August 8, 2013, by and between Coyuchi, Inc. and Eileen Mockus.
6.7	Employment Offer Letter, dated May 15, 2018, by and between Coyuchi, Inc. and Sejal Solanki.
6.8	Employee Confidential Information and Assignment of Inventions Agreement, dated May 15, 2018, between Coyuchi, Inc. and Sejal Solanki.
6.9	Employment Offer Letter, dated April 6, 2022, by and between Coyuchi, Inc. and Marcus Chung.
6.10	Employee Confidential Information and Assignment of Inventions Agreement, dated April 7, 2022, between Coyuchi, Inc. and Marcus Chung.
6.11	Term Sheet, dated September 28, 2021, by and between Coyuchi, Inc. and Flexport Capital, LLC.
6.12	Side Letter Agreement, dated September 28, 2021, by and between Coyuchi, Inc. and Flexport Capital, LLC.
6.13	Securities Line of Credit Agreement and Addendum to Securities Line of Credit Agreement, dated January 25, 2022, by and Among Coyuchi, Inc. as borrower, Kevin Brine as guarantor, and First Republic Bank.
6.14	Third Amendment to Lease, dated February 16, 2021, by and between 1400 Tennessee Street, LLC and Coyuchi, Inc.
6.15	Commercial Lease Agreement, dated March 18, 2021, by and between Ken Wilson and Coyuchi, Inc.
6.17	Order Form, effective March 29, 2023, between Coyuchi, Inc. and Issuance, Inc.
6.18*	Revolving Credit Agreement dated August 2022 by and among Coyuchi, Inc. as borrower and Kevin R. Brine and Jessica Smith as lender.
6.19*	Promissory Note of Coyuchi, Inc. dated August 2022 issued by Coyuchi, Inc. in favor of Kevin R. Brine and Jessica Smith as holder.
6.20*	Loan Agreement dated May 22, 2023 by and between Coyuchi, Inc. as borrower and Marie-Rose Kahane as lender.
11.4*	Consent of LJ Soldinger Associates, LLC.

Unless otherwise indicated, exhibit has been previously filed.

* Filed herewith.

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the in the City of San Francisco, State of California, on July 5, 2023.

COYUCHI, INC.

By:	/s/ Eileen Mockus
Eileen Mockus
President and Chief Executive Officer

This report has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Eileen Mockus	President, Chief Executive Officer and Director	July 5, 2023
Eileen Mockus	(principal executive officer)

/s/ Gabriela Bermudez	Controller (principal financial and accounting officer)	July 5, 2023
Gabriela Bermudez

/s/ Ranjeet Bhatia	Director	July 5, 2023
Ranjeet Bhatia

/s/ Silvia Mazzucchelli	Director	July 5, 2023
Silvia Mazzucchelli

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